Exhibit 99.64

UNDERWRITING AGREEMENT

July 3, 2012

Energy Fuels Inc.
2 Toronto Street, Suite 500
Toronto, Ontario
M5C 2B6

Attention:	Stephen P. Antony, President and Chief Executive Officer

Dear Sirs:

     Based upon and subject to the terms and conditions set out in this agreement (the “Underwriting Agreement”), Dundee Securities Ltd. (“Dundee”), Scotia Capital Inc. (“Scotia”, and together with Dundee, the “Lead Underwriters”), National Bank Financial Inc., Haywood Securities Inc. and Versant Partners Inc. (together with the Lead Underwriters, the “Underwriters”) hereby offer to purchase from Energy Fuels Inc. (the “Corporation”), and the Corporation hereby agrees to sell to the Underwriters, 22,000 floating-rate convertible unsecured subordinated debentures (each an “Purchased Debenture” and collectively, the “Purchased Debentures”) with a principal amount of $1,000 per Purchased Debenture, for aggregate gross proceeds to the Corporation of $22,000,000. Each Purchased Debenture will be convertible into Common Shares (as hereinafter defined) at the option of the holder at a conversion price of $0.30 per Common Share, subject to adjustment in certain events, representing a ratio of approximately 3,333.33 Common Shares per $1,000 principal amount of Purchased Debentures, at any time prior to the close of business on the earlier of the Maturity Date (as hereinafter defined) and the Business Day (as hereinafter defined) immediately preceding the date specified by the Corporation for redemption of the Purchased Debentures. The Purchased Debentures shall otherwise have such attributes as are described in the Prospectus (as hereinafter defined) and the Debenture Indenture (as hereinafter defined). The terms and conditions of the Purchased Debentures will be governed by a trust indenture (the “Debenture Indenture”) to be entered into on the Closing Date (as hereinafter defined) between the Corporation and CIBC Mellon Trust Company (the “Debenture Trustee”).

     The Purchased Debentures will bear interest, accruing, calculated and payable semi-annually in arrears on June 30 and December 31 of each year commencing December 31, 2012, at a fluctuating interest rate of not less than 8.5% per annum and not more than 13.5% per annum, which rate is dependent on the simple average of the Ux Weekly Indicator (Spot Price) published by the Ux Consulting Company, LLC (the “UxC U308 Weekly Indicator Price”) during the applicable semi-annual period. The Purchased Debentures will have a maturity date of June 30, 2017 (the “Maturity Date”), subject to redemption at the option of the Corporation in certain circumstances, subsequent to July 24, 2015, as set forth in the Prospectus (as hereinafter defined) and the Debenture Indenture.

     In addition, the Corporation hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase additional Debentures (the “Additional Debentures”) for the purpose of covering the Underwriters’ over-allocation position, if any, in connection with the Offering and for market stabilization purposes. The Over-Allotment Option may be exercised by the Underwriters to acquire up to 3,300 Additional Debentures at a price of $1,000 per Additional Debenture. The Over-Allotment Option is exercisable in whole or in part and from time to time, at the sole discretion of the Underwriters, for a period of 30 days following the Closing Date, as more particularly described in Section 11. If the Over-Allotment Option is exercised in full by the Underwriters, the aggregate gross proceeds of the Offering will be $25,300,000.

2.

     The Purchased Debentures and the Additional Debentures are collectively referred to herein as the “Offered Debentures” and the offer and sale of the Purchased Debentures, and the offer and sale of the Additional Debentures, if any, is collectively referred to as the “Offering”.

     The Offered Debentures may be distributed in each of the provinces of Canada (the “Qualifying Jurisdictions”) by the Underwriters pursuant to the Final Prospectus (as hereinafter defined). The Offered Debentures may also be offered and sold to Qualified Institutional Buyers (as such term is defined in Schedule “A” of this Underwriting Agreement) in the United States in accordance with the provisions of Schedule “A” of this Underwriting Agreement. With respect to Offered Debentures to be sold in the United States to Qualified Institutional Buyers in compliance with Rule 144A under the U.S. Securities Act (as hereinafter defined), the Underwriters and/or their U.S. Affiliates (as hereinafter defined) shall purchase such Purchased Debentures from the Corporation for resale in compliance with Rule 144A and in accordance with Schedule “A” of this Underwriting Agreement. Subject to applicable law, including applicable Securities Laws (as hereinafter defined), and the terms of this Underwriting Agreement, the Offered Debentures may also be distributed outside Canada and the United States where they may be lawfully sold on a basis exempt from the prospectus, registration and similar requirements of any such jurisdictions.

     In consideration of the Underwriters’ services to be rendered in connection with the Offering, the Corporation shall pay to the Underwriters a cash fee (the “Underwriting Fee”) equal to 6.0% of the gross proceeds of the Offering (including any proceeds from the sale of any Additional Debentures issued and sold pursuant to the exercise of the Over-Allotment Option).

     The Underwriters shall have the right to invite one or more investment dealers (each, a “Selling Firm”) to form a selling group (a “Selling Group”) to participate in the soliciting of offers to purchase the Offered Debentures and the Underwriters have the exclusive right to control all compensation arrangements between the members of the selling group. The Underwriters shall comply, and ensure that any Selling Firm shall agree with the Underwriters to comply, with all applicable laws and with the covenants and obligations given by the Underwriters herein.

     Based on the foregoing and upon and subject to the terms and conditions of this Underwriting Agreement, the Underwriters hereby severally, and not jointly, or jointly and severally, in their respective percentages set out in Section 18, offer to purchase the Purchased Debentures, and by its acceptance of the offer constituted by this Underwriting Agreement, the Corporation agrees to issue and sell to the Underwriters, on the Closing Date, the Purchased Debentures.

     The Underwriters and the Corporation acknowledge that Schedules “A” and “B” form a part of this Underwriting Agreement.

     The following are the terms and conditions of the agreement between the Corporation and the Underwriters:

3.

TERMS AND CONDITIONS

Section 1	Definitions and Interpretation

(1)	In this Underwriting Agreement:

“Additional Debentures” has the meaning ascribed to it in the preamble;

“affiliate”, “associate”, “material fact”, “material change”, and “misrepresentation” shall have the respective meanings ascribed thereto in the Securities Act (Ontario);

“Acquiring Person” has the meaning ascribed to such term in the Rights Plan;

"Arizona Strip Deposits" means the five additional uranium deposits, which for greater certainty include, EZ1, EZ2, DB 1, WHAT and Moonshine Springs located on the Arizona/Utah state line;

"Arizona Strip Mines" means the four developed and partially developed mines, which for greater certainty include, Arizona 1, Canyon, Pinenut and Kanab North located on the Arizona/Utah state line, as more particularly described in the Arizona Strip Mines Technical Report;

"Arizona Strip Properties" means, collectively, the Arizona Strip Mines and Arizona Strip Deposits;

"Arizona Strip Mines Technical Report" means the technical report entitled "Technical Report on the Arizona Strip Uranium Project, Arizona, USA" dated June 27, 2012 prepared in accordance with NI 43-101 by Thomas C. Pool, P.E. and David A. Ross, P.Geo of Scott Wilson RPA;

"Arizona Strip EZ1 and EZ2 Technical Report" means the technical report entitled "Technical Report on the EZ1 and EZ2 Breccia Pipes, Arizona Strip District" dated June 27, 2012 prepared in accordance with NI 43-101 by David A. Ross, M.Sc., P.Geo. and Christopher Moreton, Ph.D., P.Geo. of Scott Wilson RPA;

“Business Day” means any day other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario;

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such securities laws together with applicable published instruments, notices and orders of the securities regulatory authorities in the Qualifying Jurisdictions;

“Closing” means the completion of the issue and sale of the Purchased Debentures and, if applicable, any Additional Debentures issued and sold pursuant to the exercise of the Over-Allotment Option;

“Closing Date” means July 24, 2012 or any earlier or later date as may be agreed to by the Corporation and the Underwriters, each acting reasonably, but in any event not later than the date that is 42 days after the date that a receipt is issued for the Final Prospectus;

4.

"Colorado Plateau Mines" means the uranium and vanadium mines located on the border of Utah and Colorado, which for greater certainty include, the La Sal, Van 4, Sunday and East Canyon (Rim) zones, as more particularly described in the management information circular of the Corporation dated May 28, 2012 in respect of the special meeting of shareholders held on June 25, 2012;

“Common Shares” means common shares in the capital of the Corporation;

“Corporation” means Energy Fuels Inc. and unless the context provides otherwise, includes the Material Subsidiaries;

“Corporation’s Auditors” means such firm of chartered accountants as the Corporation may have appointed or may from time to time appoint as auditors of the Corporation, including prior auditors of the Corporation, as applicable;

"Daneros Mine" means the uranium mine located in the White Canyon district of southeastern Utah, as more particularly described in the management information circular of the Corporation dated May 28, 2012;

“distribution” means distribution or distribution to the public, as the case may be, for the purposes of the Canadian Securities Laws;

“Debt Instrument” means any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability;

“Documents Incorporated by Reference” means all financial statements, management information circulars, annual information forms, material change reports, business acquisition reports or other documents issued by the Corporation, whether before or after the date of this Underwriting Agreement, that are incorporated by reference, or deemed to be incorporated by reference, into the Preliminary Prospectus, the Final Prospectus or any Supplementary Material;

“Employee Plans” has the meaning ascribed thereto in Section 7(1)(zz);

“Energy Queen Mine” means the mine project of the Corporation located approximately three miles west of the town of LaSal, Utah, consisting of a core property of 702 acres of land in sections 6 and 7, T29S, R24E, SLPM, in San Juan County, Utah, as more particularly described in the Offering Documents;

“Energy Queen Technical Report” means the technical report dated March 15, 2011 entitled “Updated Technical Report on Energy Fuels Resources Corporation’s Energy Queen Property, San Juan County, Utah”, prepared by Douglas C. Peters, CPG, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101;

“Environmental Laws” has the meaning ascribed thereto in Section Section 7(1)(jj);

“Final Prospectus” means the (final) short form prospectus (in both the English and French languages), including all of the Documents Incorporated by Reference, prepared by the Corporation and qualifying the distribution of the Offered Debentures and for which a receipt or deemed receipt has been issued by the Ontario Securities Commission (as principal regulator) and each of the other Securities Commissions pursuant to the Passport System;

5.

“Financial Statements” means, collectively, (i) the audited consolidated financial statements of the Corporation for the financial years ended September 30, 2011 and September 30, 2010; and (ii) the unaudited condensed consolidated interim financial statements for the six month period ended March 31, 2012;

“Flip-In Event” has the meaning ascribed thereto in the Rights Plan;

“Governmental Authority” means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing, and any governmental department, commission, board, bureau, agency or instrumentality, including the Securities Commissions;

"Henry Mountains Properties" means the uranium complex in southern Utah which, for greater certainty includes, the Bullfrog property and the Tony M property, as more particularly described in the Henry Mountains Technical Report;

"Henry Mountains Technical Report" means the technical report entitled "Technical Report on the Henry Mountains Complex Uranium Project, Utah, USA" dated June 27, 2012 prepared pursuant to NI 43-101 by William E. Roscoe, Ph.D., P.Eng., Douglas H. Underhill, Ph.D., C.P.G. and Thomas C. Pool, of Scott Wilson RPA;

“IFRS” means International Financial Reporting Standards;

“including” means including without limitation;

“Indemnified Party” has the meaning given to that term in Section 15(1);

“Laws” means any and all applicable (i) laws, including applicable Securities Laws, constitutions, treaties, statutes, codes, ordinances, principles of common and civil law and equity, orders, decrees, rules, regulations and municipal by-laws whether domestic, foreign or international, (ii) judicial, arbitral, administrative, ministerial, departmental and regulatory judgments, orders, writs, injunctions, decisions, and awards of any Governmental Authority and (iii) policies, practices and guidelines of, or contracts with, any Governmental Authority which, although not actually having the force of law, are considered by such Governmental Authority as requiring compliance as if having the force of law, in each case binding on or affecting the Person referred to in the context in which the word is used;

“Lead Underwriters” has the meaning ascribed to it in the preamble;

“Material Agreement” means any note, indenture, mortgage or other form of indebtedness and any contract, commitment, agreement (written or oral), joint venture instrument, lease or other document to which the Corporation or a Subsidiary is a party and which is material to the Corporation and the Material Subsidiaries on a consolidated basis;

6.

“Material Adverse Effect” means the effect resulting from any event, change, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition, prospects or results of operations of the Corporation and the Material Subsidiaries on a consolidated basis;

“Material Properties” means, collectively, (i) the Whirlwind Mine; (ii) the Energy Queen Mine; (iii) the Sage Plain Project; (iv) the Piñon Ridge Mill Site; (v) the Sheep Mountain Project; (vi) the White Mesa Mill; (vii) the Colorado Plateau Mines; (viii) the Daneros Mine; (ix) the Arizona Strip Properties; and (x) the Henry Mountains Properties;

“Material Subsidiaries” means, collectively, (i) Energy Fuels Resources Corporation, a corporation existing under the laws of the State of Colorado, U.S.; (ii) Magnum Uranium Corp., a corporation existing under the laws of the province of British Columbia; (iii) Magnum Minerals USA Corp., a corporation existing under the laws of the State of Nevada, U.S.; (iv) Titan Uranium Inc., a corporation existing under the federal laws of Canada; (v) Uranium Power Corp., a corporation existing under the laws of the province of British Columbia; (vi) Energy Fuels Wyoming Inc., a corporation existing under the laws of the State of Nevada, U.S.; (vii) Denison Mines Holding Corp., a corporation existing under the laws of Delaware, (viii) White Canyon Uranium Limited, a corporation existing under the laws of Australia; (ix) Denison Mines (USA) Corp.; (x) Denison White Mesa LLC; (xi) Denison Henry Mountains LLC,; (xii) Denison Colorado Plateau LLC; (xiii) Denison Arizona Strip LLC; and (xiv) Utah Energy Corporation.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, as amended or replaced;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators, as amended or replaced;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators, as amended or replaced;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions of the Canadian Securities Administrators, as amended or replaced;

“Offered Debentures” has the meaning ascribed to it in the preamble; “Offering” has the meaning ascribed to it in the preamble;

“Offering Documents” means, collectively, the Preliminary Prospectus, the Final Prospectus, any Prospectus Amendment, any Supplementary Material, the U.S. Placement Memorandum and any U.S. Supplementary Material;

“Over-Allotment Closing Date” means the third Business Day after the Over-Allotment Notice is delivered to the Corporation, or any earlier or later date as may be agreed to in writing by the Corporation and the Underwriters, each acting reasonably, but in no event later than 30 days from the Closing Date;

“Over-Allotment Notice” has the meaning ascribed thereto in Section 11(1);

7.

“Passport System” means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 – Passport System adopted by the Securities Commissions (other than the Ontario Securities Commission) and NP 11-202;

“person” means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of whatsoever nature or kind;

“Piñon Ridge Mill Site” means the 880 acre site located approximately 12 miles west of Naturita, Colorado in the Paradox Valley of western Montrose County, Colorado, on which the Corporation intends to build the Piñon Ridge uranium mill, as more particularly described in the Offering Documents;

“Preliminary Prospectus” means the preliminary short form prospectus (in both the English and French languages) of the Corporation dated July 3, 2012, including all Documents Incorporated by Reference, relating to the distribution of the Offered Debentures to be filed with the Ontario Securities Commission (as principal regulator) and each of the other Securities Commissions pursuant to the Passport System;

“Property Rights” has the meaning ascribed thereto in Section 7(1)(bb);

“Prospectus Amendment” means any amendment to the Preliminary Prospectus or the Final Prospectus prepared, in both the English and French languages, and filed by the Corporation under Canadian Securities Laws in connection with the Offering;

“Purchasers” means, collectively, each of the purchasers of Offered Debentures arranged for by the Underwriters pursuant to the Offering, including, if applicable, the Underwriters;

“Purchased Debentures” has the meaning ascribed to it in the preamble;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Regulatory Authorities” means the Securities Commissions in each of the Qualifying Jurisdictions and the TSX, and “Regulatory Authority” means any one of them;

“Reporting Jurisdictions” means each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario collectively;

“Rights Plan” means the shareholder rights agreement dated February 2, 2009 made between the Corporation and CIBC Mellon Trust Company as rights agent, which agreement was renewed by the shareholders of the Corporation at the annual and special meeting of shareholders of the Corporation held on January 20, 2012;

“Rule 144A” means Rule 144A adopted by the SEC under the U.S. Securities Act;

"Sage Plain Project" means the mineral property of the Corporation located in San Juan County, Utah and San Miguel County, Colorado, comprised of three private mineral leases, four Utah State leases and 94 unpatented mining claims covering approximately 5,635 acres, as more particularly described in the Sage Plain Technical Report;

8.

"Sage Plain Technical Report" means the technical report with respect to the Sage Plain Project entitled "Technical Report on Colorado Plateau Partners LLC (Energy Fuels Resources Corporation and LYNX-Royal JV) Sage Plain Project (Including the Calliham Mine and Sage Mine)" dated December 16, 2011 prepared pursuant to NI 43-101 by Douglas C. Peters, Certified Professional Geologist of Peters Geosciences;

“SEC” means the United States Securities and Exchange Commission;

“Securities Commissions” means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions;

“Securities Laws” means Canadian Securities Laws and U.S. Securities Laws;

“Selling Group” has the meaning ascribed to it in the preamble;

"Sheep Mountain Project" means the mineral property of the Corporation located in Fremont County, Colorado, as more particularly described in the Sheep Mountain Technical Report;

"Sheep Mountain Technical Report" means the technical report with respect to the Sheep Mountain Project entitled "Sheep Mountain Uranium Project, Fremont County, Wyoming, USA, Updated Preliminary Feasibility Study, National Instrument 43-101 Technical Report" dated April 13, 2012 prepared pursuant to NI 43-101 by Douglas L. Beahm, P.E., P.G., Principal Engineer of BRS Engineering;

“Standard Listing Conditions” has the meaning given to that term in Section 3(4)(h);

“subsidiary” means a subsidiary for purposes of the Securities Act (Ontario);

“Supplementary Material” means, collectively, any Prospectus Amendment, any amendment to any of the other Offering Documents or any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under Securities Laws relating to the distribution of the Offered Debentures;

“Tax” and “Taxes” means all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings or similar charges of any kind imposed by a Governmental Authority and all liabilities with respect thereto including any penalty and interest payable with respect thereto;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended, re-enacted or replaced from time to time, and including all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof;

“Technical Reports” means, collectively, the Arizona Strip Mines Technical Report, the Arizona Strip EZ1 and EZ2 Technical Report, the Energy Queen Technical Report, the Henry Mountains Technical Report, the Sage Plain Technical Report, the Sheep Mountain Technical Report, and the Whirlwind Technical Report;

9.

“Time of Closing” means 8:00 a.m. (Toronto time) on the Closing Date or the Over-Allotment Closing Date, as applicable, or any other time on the Closing Date or the Over-Allotment Closing Date, as applicable, as may be agreed to by Company and the Underwriters;

“Transaction Documents” means, collectively, this Underwriting Agreement and the Debenture Indenture;

“Transfer Agent” means CIBC Mellon Trust Company, in its role as registrar and transfer agent of the Corporation with respect to its Common Shares;

“TSX” means the Toronto Stock Exchange;

“Underwriting Agreement” means the agreement resulting from the acceptance by the Corporation of the offer hereby made by the Underwriters, including the schedules attached hereto, as amended or supplemented from time to time;

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Affiliates” means the applicable United States registered broker-dealer affiliates of the Underwriters;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Placement Memorandum” means the U.S. private placement memorandum, in a form satisfactory to the Underwriters and the Corporation, acting reasonably, the preliminary version of which will be attached to a copy of the Preliminary Prospectus and the final version of which will be attached to the Final Prospectus, to be delivered to each offeree and purchaser of the Offered Debentures in the United States in accordance with Schedule “A” hereto;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Laws” means all applicable securities legislation in the United States, including the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws;

“U.S. Supplementary Material” means any Supplementary Material required, in the opinion of the Underwriters, to be delivered to Purchasers or prospective purchasers in the United States with any supplemental, or supplement to the, U.S. Placement Memorandum as may be so required;

“Whirlwind Mine” means the mine project of the Corporation located in the Beaver Mesa District of the Uravan Mineral Belt, approximately four miles southwest of Gateway, Colorado. The mine consists of 216 unpatented claims, covering approximately 4,380 acres, and Utah State Mineral lease #ML-49312 for a total of about 4,700 acres, as more particularly described in the Offering Documents;

10.

“Whirlwind Technical Report” means the technical report dated March 15, 2011 entitled “Updated Technical Report on Energy Fuels Resources Corporation’s Whirlwind Property (Including Whirlwind, Far West, and Crosswind Claim Groups and Utah State Metalliferous Minerals Lease ML-49312), Mesa County, Colorado and Grand County, Utah”, prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101; and

“White Mesa Mill” means the White Mesa mill of the Corporation, a 2,000-ton per day uranium and vanadium processing facility located near Blanding, Utah.

(2)

Headings, etc. The division of this Underwriting Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Underwriting Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Underwriting Agreement.

(3)	Currency. Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

(4)	Capitalized Terms. Capitalized terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus.

(5)	Schedules. The following Schedules are attached to this Underwriting Agreement and are deemed to be part of and incorporated in this Underwriting Agreement:

Schedule	Title
Schedule “A”	United States Offers and Sales
Schedule “B”	Directors and Officers Subject to Future Sale Restrictions

Section 2	Filing of the Preliminary Prospectus and Final Prospectus

(1)

As soon as possible, and in any event not later than 12:00 p.m. (Toronto time) on July 3, 2012, the Corporation shall have prepared and filed, in both the English and French languages, under the Canadian Securities Laws the Preliminary Prospectus and other related documents (including the Documents Incorporated by Reference, each such document in the English language) relating to the proposed distribution of the Offered Debentures in the Qualifying Jurisdictions, and the Corporation shall have obtained a receipt or deemed receipt therefor from the Ontario Securities Commission (as principal regulator) and each of the other Securities Commissions pursuant to the Passport System by 5:00 p.m. (Toronto time) on such date.

(2)

The Corporation shall use its best efforts to satisfy all comments with respect to the Preliminary Prospectus as soon as possible after receipt of such comments. The Corporation shall, in any event, not later than 12:00 p.m. (Toronto time) on July 11, 2012, have prepared and filed, in both the English and French languages, under the Canadian Securities Laws the Final Prospectus and other related documents relating to the proposed distribution in the Qualifying Jurisdictions of the Offered Debentures (including the Documents Incorporated by Reference, each such document in the English and French languages), and the Corporation shall have obtained a receipt or deemed receipt therefor from the Ontario Securities Commission (as principal regulator) and each of the other Securities Commissions pursuant to the Passport System by 5:00 p.m. (Toronto time) on such date.

11.

(3)

Until the earlier of the date on which: (i) the distribution of the Offered Debentures is completed; or (ii) the Underwriters have exercised their termination rights pursuant to Section 13, the Corporation will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Canadian Securities Laws to continue to qualify the distribution of the Offered Debentures or, in the event that the Offered Debentures have, for any reason, ceased so to qualify, to so qualify again the Offered Debentures, as applicable, for distribution in the Qualifying Jurisdictions.

Section 3	Delivery of Preliminary Prospectus, Final Prospectus and Related Matters

(1)

The Corporation shall deliver without charge to the Underwriters, at those delivery points in the Qualifying Jurisdictions as the Underwriters may reasonably request, as soon as practicable and in any event in the City of Toronto no later than 2:00 p.m. (Toronto time) on the first Business Day after, and to other cities no later than the second Business Day after, a receipt is obtained for the Preliminary Prospectus and Final Prospectus, as applicable, in each of the Qualifying Jurisdictions under the Passport System, and thereafter from time to time during the distribution of the Offered Debentures, in such cities in the Qualifying Jurisdictions as the Underwriters shall notify the Corporation, as many commercial copies of the Preliminary Prospectus and the Final Prospectus (and in the event of any Prospectus Amendment, such Prospectus Amendment), in both the English and French languages, as the Underwriters may reasonably request for the purposes contemplated under Canadian Securities Laws. The Corporation will similarly cause to be delivered to the Underwriters, in such cities in the Qualifying Jurisdictions as the Underwriters may reasonably request, commercial copies of any Supplementary Material required to be delivered to purchasers or prospective purchasers of the Offered Debentures. Each delivery of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material will have constituted and constitute the Corporation’s consent to the use of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material by the Underwriters for the distribution of the Offered Debentures in the Qualifying Jurisdictions in compliance with the provisions of this Underwriting Agreement and Canadian Securities Laws.

(2)

The Corporation shall deliver without charge to the Underwriters, at those delivery points as the Underwriters may reasonably request, as soon as practicable and in any event in the City of Toronto no later than 2:00 p.m. (Toronto time) on the first Business Day after, and to other cities no later than the second Business Day after, a receipt is obtained for the Preliminary Prospectus and Final Prospectus, as applicable, in each of the Qualifying Jurisdictions under the Passport System, and thereafter from time to time during the distribution of the Offered Debentures, in such cities as the Underwriters shall notify the Corporation, as many commercial copies of the U.S. Placement Memorandum (and in the event of any Prospectus Amendment, such amended U.S. Placement Memorandum) as the Underwriters may reasonably request for the purposes contemplated under U.S. Securities Laws. The Corporation will similarly cause to be delivered to the Underwriters, in such cities as the Underwriters may reasonably request, commercial copies of any U.S. Supplementary Material required to be delivered to purchasers or prospective purchasers of the Offered Debentures. Each delivery of U.S. Placement Memorandum and any U.S. Supplementary Material will have constituted and constitute the Corporation’s consent to the use of the U.S. Placement Memorandum and any U.S. Supplementary Material by the Underwriters for the distribution of the Offered Debentures in the United States in compliance with the Underwriting Agreement and U.S. Securities Laws.

12.

(3)

Each delivery of the Preliminary Prospectus, the Final Prospectus, the U.S. Placement Memorandum, any Supplementary Material and any U.S. Supplementary Material, as applicable, to the Underwriters by the Corporation in accordance with this Underwriting Agreement will constitute the representation and warranty of the Corporation to the Underwriters that (except for information and statements relating solely to the Underwriters and furnished by them specifically for use in the Preliminary Prospectus, Final Prospectus, U.S. Placement Memorandum, Supplementary Material or U.S. Supplementary Material, as applicable), at the respective date of such document:

(a)

the information and statements contained in each of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material (including, for greater certainty, the Documents Incorporated by Reference therein): (i) are true and correct and contain no misrepresentation; and (ii) constitute full, true and plain disclosure of all material facts relating to the Offered Debentures and the Corporation;

(b)

no material fact has been omitted from any of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material, that is required to be stated in the document or is necessary to make the statements therein not misleading in the light of the circumstances in which they were made;

	(c)	each of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material complies in all material respects with Canadian Securities Laws; and

	(d)	each of the U.S. Placement Memorandum and any U.S. Supplementary Material complies in all material respects with U.S. Securities Laws.

(4)

The Corporation will also deliver to the Underwriters, without charge, contemporaneously with, or prior to the filing of the Preliminary Prospectus and the Final Prospectus, unless otherwise indicated:

(a)

a copy of the Preliminary Prospectus and the Final Prospectus in the English language manually signed on behalf of the Corporation, by the persons and in the form required by Canadian Securities Laws in the Qualifying Jurisdictions other than Québec;

(b)

a copy of the Preliminary Prospectus and the Final Prospectus in the French language manually signed on behalf of the Corporation, by the persons and in the form required by the Canadian Securities Laws applicable in Québec;

(c)

a copy of any other document filed with, or delivered to, the Securities Commissions by the Corporation under Canadian Securities Laws in connection with the Offering, including any Supplementary Material and any document incorporated by reference in the Preliminary Prospectus or Final Prospectus not previously filed on SEDAR;

13.

(d)	a copy of the U.S. Placement Memorandum and any U.S. Supplementary Material;

(e)

opinions of Borden Ladner Gervais LLP, dated the date of the Preliminary Prospectus and the date of the Final Prospectus, respectively, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters to the effect that the French language version of each of the Preliminary Prospectus and the Final Prospectus, except for the Financial Statements and certain other financial information upon which the auditors of an issuer usually opine, including management’s discussion and analysis incorporated by reference in the Preliminary Prospectus or the Final Prospectus, as applicable (collectively, the “Financial Information”) as to which no opinion need be expressed by such counsel, is, in all material respects, a complete and proper translation of the English language version thereof;

(f)

in the case of the Preliminary Prospectus, opinions of each of (i) the Corporation's Auditors and (ii) PricewaterhouseCoopers LLP dated the date of the Preliminary Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters to the effect that the French language version of the Financial Information included in the Preliminary Prospectus (excluding the Documents Incorporated by Reference) is, in all material respects, a complete and proper translation of the English language version thereof;

(g)

in the case of the Final Prospectus, opinions of each of (i) the Corporation’s Auditors, (ii) Davidson and Company LLP, (iii) PricewaterhouseCoopers LLP, and (iv) RSM Bird Cameron Partners LLP, dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters to the effect that the French language version of the Financial Information is, in all material respects, a complete and proper translation of the English language version thereof;

(h)

in the case of the Final Prospectus, evidence satisfactory to the Underwriters of the approval (or conditional approval) of the listing and posting for trading on the TSX of the Offered Debentures and any Common Shares that may be issued on conversion, redemption or at maturity of the Offered Debentures, subject only to the satisfaction by the Corporation of customary post-closing conditions imposed by the TSX in similar circumstances (the “Standard Listing Conditions”);

(i)

in the case of the Final Prospectus, a “long-form” comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, from the Corporation’s Auditors, and based on a review completed not more than two Business Days prior to the date of the letter, with respect to financial and accounting information relating to the Corporation included and incorporated by reference in the Final Prospectus, which letter shall be in addition to the auditors’ report contained in the Final Prospectus and any auditors’ comfort letter addressed to the Securities Commissions and filed with or delivered to the Securities Commissions under Canadian Securities Laws;

14.

(j)

in the case of the Final Prospectus, a “long-form” comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, from each of the following and based on a review completed not more than two Business Days prior to the date of the letter:

(A)

Davidson and Company LLP, in respect of the financial and accounting information included and incorporated by reference in the Final Prospectus relating to the audited financial statements of Titan Uranium Inc. for the financial year ended August 31, 2011;

(B)

KPMG LLP, in respect of the financial and accounting information included and incorporated by reference in the Final Prospectus relating to the audited financial statements of Titan Uranium Inc. for the financial year ended August 31, 2010;

(C)

PricewaterhouseCoopers LLP, in respect of the financial and accounting information included and incorporated by reference in the Final Prospectus relating to the audited consolidated financial statements of Denison Mines Holdings Corp., for the periods as at and ended December 31, 2011 and 2010; and

(D)

RSM Bird Cameron Partners LLP, in respect of the financial and accounting information included and incorporated by reference in the Final Prospectus relating to the audited consolidated financial statements of White Canyon Uranium Limited., for the period as at and ended June 30, 2011.

(5)

Opinions, comfort letters and other documents substantially similar to those referred to in this Section 3 will be delivered to the Underwriters and the Corporation, and their respective counsel, as applicable, with respect to any Supplementary Material, contemporaneously with, or prior to the filing of, such Supplementary Material.

Section 4	Material Changes During the Distribution of the Offered Debentures

(1)	The Corporation will promptly inform the Underwriters during the period prior to the completion of the distribution of the Offered Debentures of the full particulars of:

(a)

any material change (whether actual, anticipated, threatened, contemplated, or proposed by, to, or against) (whether financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, operations, assets, financial condition, capital or prospects of the Corporation and the Material Subsidiaries on a consolidated basis;

(b)

any material fact that has arisen or has been discovered and would have been required to have been stated in any of the Offering Documents had that fact arisen or been discovered on, or prior to, the date of the Offering Documents, as the case may be; or

(c)

any change in any material fact or any misstatement of any material fact contained in any of the Offering Documents, or the existence of any new material fact, which change or new material fact is, or could reasonably be expected to be, of such a nature as:

15.

(a)	to result in any Offering Document, as it exists and considered in its entirety immediately prior to such change or new material fact, containing a misrepresentation;

(b)	to result in any Offering Document, as it exists and considered in its entirety immediately prior to such change or new material fact, not complying with any Securities Laws;

(c)	to have a material effect on the market price or value of any of the Offered Debentures or constitute a Material Adverse Effect; or

(d)	would be material to a prospective purchaser of the Offered Debentures.

(2)

The Corporation shall comply with Section 57 of the Securities Act (Ontario) and with the comparable provisions of other Canadian Securities Laws, and the Corporation will prepare and will file promptly any Supplementary Material which, in the opinion of the Corporation, may be necessary, and will, until the distribution of the Offered Debentures is complete, otherwise comply with all applicable filing and other requirements under Canadian Securities Laws arising as a result of such fact or change necessary to continue to qualify the Offered Debentures for distribution in each of the Qualifying Jurisdictions.

(3)

The Corporation and the Underwriters acknowledge that the Corporation is required by Canadian Securities Laws to prepare and file a Prospectus Amendment if at any time prior to the completion of the distribution of the Offered Debentures the Final Prospectus contains a misrepresentation. The Corporation will promptly prepare and file with the Securities Commissions any amendment or supplement thereto which in the opinion of the Corporation, acting reasonably, may be necessary or advisable to correct such misrepresentation.

(4)

In addition, if, during the period from the date hereof to the later of the Closing Date and the date of the completion of the distribution of the Offered Debentures, it shall be necessary to file a Prospectus Amendment to comply with any Canadian Securities Laws, the Corporation shall, in cooperation with the Underwriters and their counsel, make any such filing as soon as reasonably possible.

(5)

In addition to the provisions of Section 4(1) and Section 4(2), the Corporation will, in good faith, discuss with the Underwriters any change, event, development or fact, contemplated, anticipated, threatened, or proposed in Section 4(1) and Section 4(2) that is of such a nature that there may be reasonable doubt as to whether notice should be given to the Underwriters under Section 4 and will consult with the Underwriters with respect to the form and content of any Supplementary Material proposed to be filed by the Corporation, it being understood and agreed that no such Supplementary Material will be filed with any Securities Commission until the Underwriters and their legal counsel have been given a reasonable opportunity to review and approve such material, acting reasonably.

16.

Section 5	Due Diligence

     Prior to the filing of the Preliminary Prospectus and the Final Prospectus and, if applicable, prior to the filing of any Supplementary Material, the Underwriters and their legal counsel will be provided with timely access to all information required to permit them to conduct a full due diligence investigation of the Corporation and its business operations, properties, assets, affairs and financial condition. In particular, the Underwriters shall be permitted to conduct all due diligence that they may require in order to fulfil their obligations under applicable Securities Laws and, in that regard, the Corporation will make available to the Underwriters and their legal counsel, on a timely basis, all corporate and operating records, material contracts, financial information, budgets, key officers, auditors, technical consultants and other relevant information necessary in order to complete the due diligence investigation of the Corporation and its business, properties, assets, affairs and financial condition for this purpose, and without limiting the scope of the due diligence inquiries the Underwriters may conduct, to participate in one or more due diligence sessions to be held prior to the Time of Closing. It shall be a condition precedent to the Underwriters’ execution of any certificate in any Offering Document that the Underwriters be satisfied, acting reasonably, as to the form and content of the document. The Underwriters shall not unreasonably withhold or delay the execution of any such Offering Document required to be executed by the Underwriters and filed in compliance with applicable Securities Laws for the purpose of the Offering.

Section 6	Conditions of Closing

     The Underwriters’ obligations under this Underwriting Agreement (including the obligation to complete the purchase of the Purchased Debentures or Additional Debentures, if applicable) are conditional upon and subject to:

(1)

Legal Opinions. The Underwriters receiving at the Time of Closing, favourable legal opinions, addressed to the Underwriters, from Borden Ladner Gervais LLP, counsel to the Corporation, or local counsel with respect to those matters governed by the laws of jurisdictions other than the jurisdictions in which it is qualified to practice, which counsel may rely as to matters of fact, on certificates of the officers of the Corporation and other documentation standard for legal opinions in transactions of a similar nature, and as to such other matters as the Underwriters may reasonably request relating to the Preliminary Prospectus, the Final Prospectus, any Supplementary Material, this Underwriting Agreement and the Offering, in form and substance acceptable to the Underwriters, acting reasonably, including as to:

	(a)	the Corporation being a “reporting issuer”, or its equivalent, in each of the Qualifying Jurisdictions and not in default under Canadian Securities Laws in the Qualifying Jurisdictions;

(b)

the Corporation being a corporation existing under the laws of the Province of Ontario and having all requisite corporate power to carry on its business as now conducted and to own, lease and operate its properties and assets;

	(c)	the authorized and issued and outstanding share capital of the Corporation;

(d)

the Corporation having all necessary corporate power and capacity to execute and deliver this Underwriting Agreement, the Debenture Indenture and the Offered Debentures and to perform its obligations hereunder and thereunder, including to create, issue and sell the Additional Debentures issuable upon exercise of the Over- Allotment Option;

17.

(e)

all necessary corporate action having been taken by the Corporation to authorize the execution and delivery of each of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material, in both the French and English languages, and the filing thereof with the Securities Commissions;

(f)

all necessary corporate action having been taken by the Corporation to validly create and issue the Purchased Debentures and the Additional Debentures issuable upon exercise of the Over-Allotment Option have been taken, and the Purchased Debentures (or the Additional Debentures, as applicable) having been duly and validly issued;

(g)

the Common Shares that may be issued on conversion or at maturity of the Offered Debentures having been validly authorized, allotted and reserved for issuance and, upon issuance in accordance with the Debenture Indenture, will be validly issued as fully paid and non-assessable Common Shares;

(h)

all necessary corporate action having been taken by the Corporation to authorize the execution and delivery of this Underwriting Agreement, the Debenture Indenture and the certificates representing the Offered Debentures and the performance of its obligations hereunder and thereunder, including the issuance and sale of the Purchased Debentures and the Additional Debentures issuable upon exercise of the Over- Allotment Option, and this Underwriting Agreement, the Debenture Indenture and the certificates representing the Offered Debentures having been executed and delivered by the Corporation and constituting legal, valid and binding obligations of the Corporation, enforceable against the Corporation in accordance with their respective terms, subject to standard qualifications, including that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, that the provisions thereof relating to indemnity, contribution and waiver of contribution may be unenforceable and that enforceability is subject to the provisions of the

Limitations Act, 2002 (Ontario);

(i)

the execution and delivery of this Underwriting Agreement, the Debenture Indenture and the Offered Debentures, and the fulfilment of the terms hereof and thereof by the Corporation, including the issuance and sale of the Purchased Debentures and the Additional Debentures issuable upon exercise of the Over-Allotment Option, do not and will not (as the case may be) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, whether after notice or lapse of time or both: (i) the provisions of the Business Corporations Act (Ontario); (ii) the constating documents and by-laws of the Corporation; or (iii) any resolutions of the shareholders or directors of the Corporation;

(j)

all necessary documents having been filed, all requisite proceedings have been taken and all approvals, permits, authorizations and consents of the appropriate regulatory authority in each of the Qualifying Jurisdictions having been obtained by the Corporation to qualify the distribution of Offered Debentures, through persons who are registered under applicable Canadian Securities Laws and who have complied with the relevant provisions of applicable Canadian Securities Laws;

18.

(k)	no public registration, recording or filing of the Indenture in any of the Qualifying Jurisdictions being required to preserve the validity of the Offered Debentures in such jurisdictions;

(l)

the issuance of Common Shares by the Corporation upon the conversion of Offered Debentures in accordance with the terms of the Debenture Indenture from time to time to holders resident in the Qualifying Jurisdictions being exempt from the prospectus and registration requirements of the Canadian Securities Laws and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations of regulatory authorities obtained by the Corporation under the Canadian Securities Laws in connection therewith (other than such as have been obtained);

(m)

the description of the terms and conditions of the Purchased Debentures, the Additional Debentures and the Common Shares in each of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material being fair summaries of the terms and conditions of the Purchased Debentures, Additional Debentures and the Common Shares, respectively;

(n)

the certificates for the Offered Debentures in the form required by the Debenture Indenture and, when duly and validly authenticated by the Debenture Trustee, in the manner contemplated in the Debenture Indenture and delivered to and paid for by the purchasers thereof, or the issuance of the Offered Debentures via a non-certificated process, the Offered Debentures represented by the global certificates or issued via a non-certificated process shall be validly issued and entitled to the benefits provided in the Debenture Indenture;

(o)

the Purchased Debentures, the Additional Debentures and the Common Shares that may be issued on conversion, redemption or at maturity of the Offered Debentures having been conditionally approved for listing on the TSX;

(p)

the form and terms of the definitive certificates representing the Offered Debentures, if applicable, and the Common Shares having been approved by the board of directors of the Corporation and complying in all material respects with applicable corporate law requirements and the rules and by-laws of the TSX;

(q)	CIBC Mellon Trust Company having been appointed as the registrar and transfer agent for the Common Shares and as the trustee for the Offered Debentures;

(r)

subject to the qualifications, assumptions, limitations and restrictions referred to in the section of the Final Prospectus entitled “Certain Canadian Federal Income Tax Considerations”, the statements made therein being an accurate summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a holder who acquires, pursuant to the Final Prospectus, Offered Debentures and a holder who acquires Common Shares pursuant to a conversion, redemption or repayment at maturity of such Offered Debentures;

(s)	the statements set forth in the Final Prospectus under the caption “Eligibility for Investment” being true and correct.

19.

(2)

Québec Opinion. The Underwriters shall have received at the Closing Time a legal opinion of Borden Ladner Gervais LLP, dated the Closing Date, in form and substance satisfactory to counsel to the Underwriters, acting reasonably, addressed to the Underwriters and counsel to the Underwriters, regarding compliance with the laws of Québec relating to the use of the French language in connection with the documents (including the Preliminary Prospectus, the Final Prospectus, any Supplementary Material and any Documents Incorporated by Reference) to be delivered to purchasers in Québec.

(3)

Subsidiary Opinions. The Underwriters shall have received at the Time of Closing favourable legal opinions addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the Closing Date, from counsel to the Corporation, which counsel in turn may rely, as to matters of fact, on certificates of public officials and officers of the Material Subsidiaries, as appropriate, with respect to the following matters: (a) each Material Subsidiary is a corporation existing under the laws of the jurisdiction in which it was incorporated, amalgamated or continued, as the case may be, and has all requisite corporate power to carry on its business as now conducted and to own, lease and operate its property and assets; and (b) as to the issued and outstanding shares of each Material Subsidiary registered, directly or indirectly, in the name of the Corporation;

(4)

United States Legal Opinion. If any Offered Debentures are sold to Purchasers in the United States, the Underwriters receiving at the Time of Closing a favourable legal opinion addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the Closing Date, from United States counsel to the Corporation, Faegre Baker Daniels LLP, to the effect that registration of such Offered Debentures will not be required under the U.S. Securities Act in connection with the offer and sale of such Offered Debentures in the United States pursuant to the Underwriting Agreement;

(5)

Title Opinion. The Underwriters shall have received at the Time of Closing favourable legal opinions addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the Closing Date, from United States counsel to the Corporation acceptable to the Underwriters, acting reasonably, which counsel in turn may rely, as to matters of fact, on certificates of public officials with respect to title to, and the interest of the Corporation and/or the Material Subsidiaries in, the Property Rights for the Material Properties;

(6)

Corporate Certificate. The Underwriters shall have received at the Time of Closing a certificate, dated as of the Closing Date, signed by the Chief Executive Officer of the Corporation, or such other officer(s) of the Corporation as the Underwriters may agree, certifying for and on behalf of the Corporation, to the best of the knowledge, information and belief of the person(s) so signing, with respect to: (a) the articles and by-laws of the Corporation; (b) the resolutions of the Corporation’s board of directors relevant to the issue and sale of the Offered Debentures by the Corporation and the authorization of this Underwriting Agreement and the other agreements and transactions contemplated herein; and (c) the incumbency and signatures of the signing officer(s) of the Corporation;

(7)

Closing Certificate. The Corporation shall have delivered to the Underwriters, at the Time of Closing, a certificate dated the Closing Date addressed to the Underwriters and signed by the Chief Executive Officer and Chief Financial Officer of the Corporation, or such other officers as the Underwriters may agree, certifying for and on behalf of the Corporation, and not in their personal capacities, after having made due inquiries, with respect to the following matters:

20.

(a)

the Corporation having complied with all the covenants and satisfied all the terms and conditions of this Underwriting Agreement on its part to be complied with and satisfied at or prior to the Time of Closing;

(b)

no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Offered Debentures or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any applicable Securities Laws or by any regulatory authority;

(c)

subsequent to the respective dates as at which information is given in the Final Prospectus, there having not occurred a Material Adverse Effect, or any change or development involving a prospective Material Adverse Effect, other than as disclosed in the Final Prospectus or any Supplementary Material, as the case may be;

(d)

no material change relating to the Corporation and the Material Subsidiaries on a consolidated basis having occurred since the date hereof, with respect to which the requisite material change report has not been filed and no such disclosure having been made on a confidential basis that remains confidential;

(e)

there has been no change in any material fact (which includes the disclosure of any previously undisclosed material fact) contained in the Final Prospectus which fact or change is, or may be, of such a nature as to render any statement in the Final Prospectus misleading or untrue in any material respect or which would result in a misrepresentation in the Final Prospectus or which would result in the Final Prospectus not complying with Canadian Securities Laws; and

(f)

the representations and warranties of the Corporation contained in this Underwriting Agreement and in any certificates of the Corporation delivered pursuant to or in connection with this Underwriting Agreement, being true and correct as at the Time of Closing, with the same force and effect as if made on and as at the Time of Closing, after giving effect to the transactions contemplated by this Underwriting Agreement;

(8)

Certificate of Transfer Agent. The Corporation having delivered to the Underwriters at the Time of Closing a certificate of the Transfer Agent, certifying as to the number of Common Shares issued and outstanding on the Business Day prior to the Closing Date;

(9)

Bring Down Auditor Comfort Letters. The Corporation (i) having caused the Corporation’s Auditors to deliver to the Underwriters a comfort letter, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to the date which is two Business Days prior to the Closing Date, the information contained in the comfort letter referred to in Section 3(4)(e); and (ii) having delivered to the Underwriters comfort letters, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to the date which is two Business Days prior to the Closing Date, the information contained in the comfort letters referred to in Section 3(4)(f).

21.

(10)

Certificate of Status. The Underwriters shall have received a certificate of status (or the equivalent) in respect of the Corporation and each of the Material Subsidiaries issued by the appropriate regulatory authority in each jurisdiction under which the Corporation and the Material Subsidiaries exist;

(11)

Lock-up Agreements. The Underwriters shall have received an executed written undertaking, in a form satisfactory to the Underwriters, acting reasonably, from each director and executive officer of the Corporation set forth in Schedule “B” hereto each in favour of the Underwriters agreeing not to sell, agree or offer to sell, grant any option for the sale of, transfer, assign, pledge or otherwise dispose of any Common Shares or securities convertible or exchangeable into Common Shares individually owned, directly or indirectly, by such individual for a period of 90 days following the Closing Date, except pursuant to: (i) the exercise of currently outstanding rights or agreements, including options, warrants and other convertible securities and any rights which have been granted or issued, which are subject to any necessary regulatory approval; (ii) the exercise of currently outstanding options granted to officers, directors, employees or consultants of the Corporation or any subsidiary thereof pursuant to the Corporation’s stock option plan (the “Option Plan”); (iii) the grant of options issued pursuant to and in accordance with the Option Plan, provided that the number of Common Shares issuable pursuant to stock option grants does not exceeds 10% of the basic shares outstanding of the Corporation immediately following the completion of the Offering; or (iv) an arm’s length property acquisition or acquisition of a mining company, without the prior written consent of the Lead Underwriters, such consent not to be unreasonably withheld or delayed;

(12)

Board Approval. The Corporation’s board of directors shall have authorized and approved the execution and delivery of this Underwriting Agreement, the Debenture Indenture, the creation and issuance of the Offered Debentures and the allotment and reservation for issue of any Common Shares that may be issued on conversion, redemption or at maturity of the Offered Debentures or in connection with interest payments on the Offered Debentures, as the case may be, and all matters relating thereto;

(13)	Indenture. The Underwriters shall have received fully executed copies of the Debenture Indenture;

(14)	No Termination. The Underwriters not having exercised any rights of termination set forth in Section 13; and

(15)

Other Documentation. The Underwriters having received at the Time of Closing such further opinions, certificates and other documentation from the Corporation as may be contemplated herein or as the Underwriters may reasonably require, provided, however, that the Underwriters shall request any such opinion, certificate or document within a reasonable period prior to the Time of Closing that is sufficient for the Corporation to obtain and deliver such certificate or document.

Section 7	Representations and Warranties of the Corporation

(1)

The Corporation represents and warrants to the Underwriters as of the date hereof, and acknowledges that the Underwriters are relying upon each of such representations and warranties in completing the Closing, that:

22.

(a)	Incorporation and Organization:

(A)

The Corporation has been incorporated and organized and is a valid and subsisting corporation under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business as now conducted or proposed to be conducted and to own or lease and operate the property and assets thereof and the Corporation has all requisite corporate power and authority to enter into, execute and deliver this Underwriting Agreement and the other Transaction Documents, and to carry out its obligations hereunder and thereunder.

(B)

Each of the Material Subsidiaries has been incorporated or formed and organized and is a valid and subsisting corporation or limited liability company under the laws of its jurisdiction of incorporation or formation and has all requisite power and authority to carry on its business as now conducted or proposed to be conducted and to own or lease and operate the property and assets thereof.

(b)

Subsidiaries. The Corporation has no material subsidiaries or affiliates other than the Material Subsidiaries and the Corporation beneficially owns, directly or indirectly, 100% of the issued and outstanding voting shares in the capital of each such entity free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares having been duly authorized and validly issued and outstanding as fully paid and non-assessable shares, and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Corporation of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of any of such entities or any other security convertible into or exchangeable for any such shares.

(c)

Licences and Permits: The Corporation and each Material Subsidiary holds all requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing except where the failure to hold or the lack of good standing in respect to such licences, registrations, qualifications, permits and consents in all material respects would not have a Material Adverse Effect on the Corporation. In particular, without limiting the generality of the foregoing, except as disclosed in the Final Prospectus, the Corporation has not received any notice of proceedings relating to the revocation or adverse modification of any material mining or exploration permit or licence, nor has the Corporation received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining claims, groups of claims, exploration rights, concessions or leases with respect to any of its properties, including the Material Properties, where such revocation or cancellation would have a Material Adverse Effect on the Corporation.

23.

(d)

Authority: The Corporation has all necessary corporate power, authority and capacity to enter into this Underwriting Agreement, the other Transaction Documents and all other agreements and instruments to be executed by the Corporation as contemplated hereby and thereby, and to perform its obligations hereunder, thereunder and under such other agreements and instruments. The execution and delivery of this Underwriting Agreement, the other Transaction Documents and all other agreements and instruments to be executed by the Corporation as contemplated hereby and thereby and the completion by the Corporation of the Offering and the other transactions contemplated by the Transaction Documents have been authorized by the directors of the Corporation and no other corporate proceedings on the part of the Corporation are necessary to authorize the Transaction Documents or to complete the Offering. This Agreement has been executed and delivered by the Corporation and, following execution by the Underwriters, constitutes a legal, valid and binding obligation of the Corporation, enforceable against it in accordance with its terms, subject to laws relating to bankruptcy, insolvency, reorganization, fraudulent transfer and moratorium, other Laws relating to or affecting creditors’ rights generally and to general principles of equity. The Corporation has, or will have at the appropriate time, the necessary corporate power and authority to execute and deliver each of the Prospectuses and any Supplementary Material and all necessary corporate action has been taken or will be taken, as applicable, by the Corporation to authorize the execution and delivery by it of the Prospectuses and any Supplementary Material and the filing thereof, as the case may be, in each of the Qualifying Jurisdictions under the Securities Laws. At the Time of Closing, each of this Underwriting Agreement, the Debenture Indenture and, if applicable, the certificates representing the Offered Debentures shall have been executed and delivered by the Corporation and shall, upon execution by the parties thereto, constitute a legal, valid and binding obligation of the Corporation, enforceable against it in accordance with its terms, subject to laws relating to bankruptcy, insolvency, reorganization, fraudulent transfer and moratorium, other Laws relating to or affecting creditors’ rights generally and to general principles of equity.

(e)

Offered Debentures and Common Shares. At the Time of Closing, all necessary corporate action will have been taken by the Corporation to carry out its obligations hereunder and to allot and authorize the issuance of the Offered Debentures and any Common Shares issuable on conversion, redemption or at maturity of the Offered Debentures or in connection with interest payments on the Offered Debentures. At the Time of Closing, all necessary corporate action will have been taken by the Corporation to carry out its obligations under the Debenture Indenture and the certificates representing the Offered Debentures (if applicable). The attributes of the Offered Debentures and any Common Shares issuable on conversion, redemption or at maturity of the Offered Debentures or in connection with interest payments on the Offered Debentures are consistent in all material respects with the descriptions thereof in the Final Prospectus. The Common Shares issuable pursuant to the conversion, redemption or maturity of or other wise pursuant to the Offered Debentures, if and when issued, will be validly issued as fully paid and non-assessable Common Shares and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation.

(f)	Authorized Capital. The Corporation is authorized to issue

	(A)	an unlimited number of Common Shares;

24.

(B)

an unlimited number of preferred shares issuable in series (which possess the rights, privileges, restrictions and conditions assigned to the particular series upon the board of directors approving their issuance); and

(C)	an unlimited number of Series A preferred shares,

of which 679,652,107 Common Shares were issued and outstanding as fully paid and non-assessable shares immediately prior to the date hereof and no preferred shares or Series A preferred shares were outstanding immediately prior to the date hereof.

(g)

Rights to Acquire Securities: No Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of the Corporation, except, as at the date hereof, an aggregate of 58,424,931 Common Shares were reserved for issuance pursuant to outstanding options, warrants, share incentive plans, convertible, exercisable and exchangeable securities and other rights to acquire Common Shares.

(h)

Listing. The Common Shares are, and at the Time of Closing will be, listed on the TSX and no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Common Shares has been received by the Corporation and no proceedings for that purpose of which notice has been served on the Corporation have been instituted or are pending, or to the Corporation’s knowledge, are threatened by any Regulatory Authority.

(i)

Certain Securities Law Matters. The Common Shares are listed only on the TSX, the Corporation is a reporting issuer or the equivalent only in the Reporting Jurisdictions and is not in default of any requirement of the Securities Laws of any of such provinces and the Corporation has not received any correspondence or notice from a Regulatory Authority concerning a review of any of the Corporation’s continuous disclosure documents in respect of which any matters remain outstanding. The Common Shares are not registered and the Corporation is not subject to the reporting requirements under the U.S. Exchange Act.

(j)

Rights Plan. To the knowledge of the Corporation, prior to the date of this Underwriting Agreement, no Person has become an Acquiring Person under the Rights Plan and no transaction has occurred that has resulted in, or could result in, the occurrence of a Flip- In Event under the Rights Plan.

(k)

No Pre-emptive Rights. The issue of the Offered Debentures will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject. Except pursuant to the transactions contemplated herein, and as disclosed in the Final Prospectus, no Person has or will have at the Time of Closing any agreement or option, or right or privilege (whether pre- emptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation of any unissued shares or securities of the Corporation.

(l)

Dividends. Except as provided in the Business Corporations Act (Ontario) or as disclosed in the Offering Documents, the Corporation is not currently prohibited, directly or indirectly, from paying any dividends, from making any other distribution on its shares or other securities, or from paying any interest or repaying any loans, advances or other indebtedness.

25.

(m)

Common Shares. The form and terms of the certificate for the Common Shares have been approved and adopted by the board of directors of the Corporation and comply with the Business Corporations Act (Ontario) and the rules of the TSX.

(n)

Continuous Disclosure. The Corporation has made all filings required to be made under Securities Laws and the rules and policies of the TSX. The Corporation is in compliance in all material respects with its continuous disclosure obligations under Securities Laws and the rules and policies of the TSX, there are no filings that have been made on a confidential basis and all of such filings comply in all material respects with the requirements of applicable Securities Laws. None of the public disclosure record documents filed by the Corporation under the Securities Laws, including the documents and information incorporated or deemed to be incorporated by reference in the Preliminary Prospectus or the Final Prospectus, contained a misrepresentation as at its date of filing.

(o)

No Cease Trade Orders. No order preventing, ceasing or suspending trading in any securities of the Corporation or prohibiting the issue and sale of securities by the Corporation has been issued and no proceedings for either of such purposes have been instituted or, to the best of the knowledge of the Corporation, are pending, contemplated or threatened.

(p)	Short Form Prospectus Offeror. The Corporation is qualified to file a short form prospectus under NI 44-101 in each of the Qualifying Jurisdictions.

(q)

Consents. Other than as may be required under Securities Laws or by the TSX, assuming the compliance by the Underwriters with their obligations hereunder and compliance by the Selling Group with the terms hereof, no consent, approval, authorization, order, registration or qualification of or with any court, Governmental Authority or other third party is required for the sale and delivery of the Offered Debentures as contemplated by this Underwriting Agreement, or the consummation by the Corporation of the Offering except as have been obtained or will be obtained prior to Closing, or where a failure to satisfy such requirement would not have a Material Adverse Effect or would not impede or prevent the consummation of the Offering.

(r)

No Violation. The execution and delivery of this Underwriting Agreement and the other Transaction Documents, the performance of the provisions hereof and thereof and the completion of the Offering do not and will not result in a violation, contravention or breach of, require any consent to be obtained under, constitute a default under, or give rise to any termination rights under any provision of:

	(A)	the articles or by-laws of the Corporation;

	(B)	the resolutions of the directors or shareholders of the Corporation which are in effect at the date hereof;

26.

	(C)	any applicable Law;

	(D)	any contract, agreement, license, permit or other document to which the Corporation is bound or is subject to or of which the Corporation is the beneficiary; or

	(E)	any judgment, decree or order binding the Corporation or the property or assets thereof.

(s)

No Brokers. Other than the Underwriters or a member of the Selling Group, there is no Person acting or purporting to act at the request of the Corporation who is entitled to any brokerage or agency fee in connection with the Offering.

(t)

No Order. To the knowledge of the Corporation, none of the Corporation’s directors or officers are now, or have ever been, subject to an order or ruling of any Government Authority prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(u)	Transfer Agent. The Transfer Agent at its principal offices in Toronto, Ontario has been appointed as the registrar and transfer agent of the Corporation with respect to its Common Shares.

(v)

Auditors. The auditors of the Corporation are independent public accountants as required under applicable Securities Laws in the Qualifying Jurisdictions and there has never been a “reportable event” (within the meaning of National Instrument 51-102) between the Corporation and Corporation’s auditors or any former auditor of the Corporation.

(w)

Ordinary Course. Except as disclosed in the Offering Documents, since September 30, 2010, the Corporation has conducted business only in, and not taken any action except in, the ordinary course of business and consistent with past practice.

(x)

Compliance with Laws. Except as disclosed in the Offering Documents, the Corporation has complied in all material respects with all applicable Laws, orders, judgments and decrees and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non- compliance with applicable Laws.

(y)

No Limitation on Operations. Except to the extent necessary to comply with applicable Laws, the Corporation is not a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Corporation to compete in any line of business, or to transfer or move any of its assets or operations or which would materially impact the business practices, operations or condition of the Corporation or which would prohibit or restrict the Corporation from completing the Offering.

27.

(z)

Agreements and Actions. Any and all of the agreements and other documents and instruments pursuant to which the Corporation holds its respective property and assets (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with their terms. The Corporation is not in violation of any term of its constating documents. The Corporation is not in violation of any term or provision of any agreement, indenture or other instrument applicable to it which would, or could, result in any Material Adverse Effect. The Corporation is not in default in the payment of any obligation owed which is now due and, except as disclosed in the Offering Documents, there is no action, suit, proceeding or investigation commenced, pending or, to the knowledge of the Corporation after due inquiry, threatened which, either in any case or in the aggregate, might result in a Material Adverse Effect on the Corporation or material assets thereof or in any material liability on the part of the Corporation or which places, or could place, in question the validity or enforceability of this Underwriting Agreement or the other Transaction Documents or any document or instrument delivered, or to be delivered, by the Corporation pursuant hereto or thereto. Except as disclosed in the Offering Documents, none of the Material Properties is subject to any right of first refusal or purchase or acquisition right.

(aa)

Owner of Assets. The Corporation is the legal and beneficial owner of, and has good and marketable title to, all of the material property (other than real property) and assets thereof as described in the Final Prospectus, free of all Encumbrances, claims or demands whatsoever, other than those described in the Final Prospectus, and no other property rights are necessary for the conduct of the business of the Corporation as currently conducted or contemplated to be conducted, the Corporation does not know of any claim or the basis for any claim that might or could adversely affect the right thereof to use, transfer or otherwise exploit such property rights and, except as disclosed in the Offering Documents, the Corporation does not have any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any Person with respect to the property rights thereof.

(bb)

Mineral Property Rights. The Corporation is the legal and beneficial owner of all of its interests in real properties, including the Material Properties, and holds either fee title, leases, concessions, claims, options or participating interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which a particular property is located (collectively, “Property Rights”), in respect of the mineral rights located in its properties, including the Material Properties, as described in the Final Prospectus under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation to explore for mineral deposits relating thereto, free and clear of any Encumbrances, claims or demands whatsoever, and no material commission, royalty, licence fee or similar payment to any person with respect to its properties, including the Material Properties, is payable, other than as described in the Final Prospectus.

(cc)	Material Properties. The Material Properties are the only mineral properties that are material to the Corporation.

(dd)

Registration of Title. All Property Rights in which the Corporation holds an interest or right have been validly registered, filed and recorded in accordance in all material respects with all applicable Laws and are valid and subsisting. The Corporation has all necessary surface rights, access rights and other necessary rights and interests relating to its properties, including the Material Properties, granting the Corporation the right and ability to explore for mineral deposits as are appropriate in view of the rights and interests therein of the Corporation, with only such exceptions as do not unreasonably interfere with the use made by the Corporation of the rights or interest so held. Each of the Property Rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Corporation.

28.

(ee)

Property Rights Disclosure. The description of the properties of the Corporation, including the Material Properties and Property Rights of the Corporation, as disclosed in the Final Prospectus, constitute an accurate description of all of the properties and all material Property Rights held by the Corporation.

(ff)

Mineral Information. The information set forth in the public record of the Corporation and the Final Prospectus relating to the estimates by the Corporation of its mineral resources and/or reserves has been reviewed and verified by the Corporation or independent geologists to the Corporation as disclosed therein and the mineral resource information have been prepared in accordance with Canadian industry standards and NI 43-101, and the method of estimating the mineral resources has been verified by independent geologists to the Corporation that were qualified persons within the meaning of NI 43-101 and the information upon which the estimates of resources were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof.

(gg)

Technical Reports. The Technical Reports have been prepared in accordance with, and are in compliance with the requirements set out in NI 43-101 and the Corporation has made available to the qualified persons (within the meaning of NI 43-101) who authored the Technical Reports, prior to the issue of each such technical report for the purposes of preparing such technical reports, all information requested by such qualified persons which information did not contain any misrepresentation at its date. The Corporation is not aware of an adverse material change in any information provided to the qualified persons since the date that such information was so provided.

(hh)

Exploration Activity. All exploration activities on the properties of the Corporation, including the Material Properties by the Corporation have been conducted in all material respects in accordance with good exploration practices and all applicable workers’ compensation and health and safety and workplace Laws have been complied with in all material respects.

(ii)

No Defaults. The Corporation is not in default of any material term, covenant or condition under or in respect of any material judgment, order, agreement or instrument to which it is a party or to which it or any of the property or assets thereof are or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which the Corporation is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder which could have a Material Adverse Effect.

29.

(jj)	Environmental Compliance.

	(A)	For the Purposes of this Underwriting Agreement the following terms shall have the following meanings:

I.

“Contaminant” includes, without limitation, any pollutant, dangerous substance, liquid waste, hazardous waste, hazardous material, hazardous substance or contaminant or any other matter including any of the foregoing, as defined or described as such pursuant to any Environmental Law;

II.

“Environmental Activity” includes, without limitation, any past, present or future activity, event or circumstance in respect of a Contaminant, including, without limitation, the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater;

III.

“Environmental Law” includes, without limitation, any and all applicable international, federal, provincial, state, municipal or local laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances, official directives and all authorizations relating to the environment, occupational health and safety; and

IV.

“Governmental Authority” includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing.

(B)	Except as disclosed in the Offering Documents:

I.

The Corporation and all of its properties, including the Material Properties, assets and operations comply in all material respects with all applicable Environmental Laws. All Environmental Activities now carried on or which have ever been carried on by the Corporation in respect of its properties, including the Material Properties, assets and operations comply in all material respects with all applicable Environmental Laws.

II.	The Corporation does not have any knowledge of, and has not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or

30.

which may affect, the Corporation or any of its properties, assets or operations, relating to, or alleging any violation of any Environmental Law, and the Corporation is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and neither the Corporation nor any of its property, assets or operations is the subject of any investigation, evaluation, audit or review by any Governmental Authority to determine whether any violation of any Environmental Law has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority.

III.

The Corporation has not given or filed any notice of breach under any federal, state, provincial or local law with respect to any Environmental Activity, the Corporation does not have any liability (whether contingent or otherwise) in connection with any Environmental Activity and the Corporation is not aware of any notice being given under any federal, state, provincial or local law or of any liability (whether contingent or otherwise) with respect to any Environmental Activity relating to or affecting the Corporation or its property, assets, business or operations.

IV.

There have been no past or pending, and, to the knowledge of the Corporation, there are no threatened claims, complaints, notices or requests for information received by the Corporation with respect to any alleged violation of any Environmental Law and, to the knowledge of the Corporation, no conditions exist at, on or under any property now or previously owned, operated, leased or contracted to perform work by the Corporation which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law.

V.

The Corporation does not store any hazardous or toxic waste or substance on the property thereof and has not disposed of any hazardous or toxic waste, in each case in a manner contrary to any Environmental Law, and there are no Contaminants on any of the premises at which the Corporation carries on business, in each case other than in compliance with Environmental Law.

VI.

And except as disclosed in the Financial Statements, the Corporation is not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment or non-compliance with Environmental Law.

31.

(kk)

Indigenous Peoples Claims. There are no claims with respect to indigenous persons rights currently pending or, to knowledge of the Corporation, threatened with respect to any of the Corporation’s properties, including the Material Properties.

(ll)	No Contemplated Changes. The Corporation has not approved, has not entered into any binding agreement in respect of, is not contemplating, and has no knowledge of:

(A)

the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Corporation whether by asset sale, transfer of shares or otherwise;

(B)	the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or otherwise) of the Corporation; or

(C)	a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Corporation.

(mm)

Books and Records. The corporate records and minute books of the Corporation made available to legal counsel for the Underwriters in connection with their due diligence investigation of the Corporation have been maintained in all material respects in accordance with all applicable Laws and are complete and accurate in all material respects. The financial books and records and accounts of the Corporation set out and disclose all material financial transactions of the Corporation and such transactions have been accurately recorded in such books and records.

(nn)

Accounting Controls. The Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are completed in accordance with the general or a specific authorization of management of the Corporation; (ii) transactions are recorded as necessary to permit the preparation of financial statements for the Corporation in conformity with Canadian generally accepted accounting principles and to maintain asset accountability; (iii) access to assets of the Corporation is permitted only in accordance with the general or a specific authorization of management of the Corporation; and (iv) the recorded accountability for assets of the Corporation is compared with the existing assets of the Corporation at reasonable intervals and appropriate action is taken with respect to any differences therein.

(oo)

Financial Statements. The audited consolidated financial statements of the Corporation for the financial year ended September 30, 2011 were prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in such consolidated financial statements) and the unaudited condensed consolidated interim statements of the Corporation for the six months ended March 31, 2012 were prepared in accordance with IFRS applied on a basis consistent with prior periods (except as disclosed in such financial statements). The Financial Statements present fairly in all material respects the consolidated financial condition of the Corporation at the date indicated therein and the results of operations of the Corporation for the period covered therein on a consolidated basis.

32.

(pp)

Liabilities. The Corporation has no material liabilities, contingent or otherwise, except those disclosed in the Offering Documents and those set out in the Financial Statements and those incurred in the ordinary course of business since the date of the Financial Statements, and those arising under the License.

(qq)

No Debt Instruments. Except as set out in the Financial Statements, the Corporation has not incurred, authorized, agreed or otherwise become committed to provide guarantees for borrowed money or incurred, authorized, agreed or otherwise become committed for any indebtedness for borrowed money.

(rr)	Indebtedness. The Corporation has not made any material loans to or guaranteed the obligations of any Person.

(ss)	Audit Committee. The responsibilities and composition of the audit committee of the directors of the Corporation comply with National Instrument 52-110.

(tt)

No Insolvency. The Corporation is not insolvent within the meaning of applicable bankruptcy, insolvency or fraudulent conveyance laws. No act or proceeding has been taken by or against the Corporation in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of the Corporation or the appointment of a trustee, receiver, manager or other administrator of the Corporation or its properties or assets.

(uu)

Litigation. There are no material claims, actions, suits, proceedings or investigations commenced or, to the knowledge of the Corporation, threatened or contemplated, against or affecting any of the Corporation or affecting the properties of the Corporation, including the Material Properties, or assets before any Governmental Entity or before or by any Person or before any arbitrator of any kind except as disclosed in the Offering Documents. To the knowledge of the Corporation, none of the Corporation, its officers or directors is aware of any circumstances presently existing under which material liability to the Corporation is or could reasonably be expected to be incurred under Part XXIII – Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario) and with the comparable provisions of the Securities Laws of the other Reporting Jurisdictions.

(vv)

Insurance. The assets of the Corporation and its business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the Corporation has not breached the terms of any policies in respect thereof or failed to promptly give any notice or present any material claim thereunder.

33.

(ww)

Taxes. The Corporation has filed in the prescribed manner and within the prescribed time (except where failure to file within the prescribed time would not have a Material Adverse Effect on the Corporation(all Tax Returns required to be filed by it and such Tax Returns are in all material respect correct and complete and the Corporation has made complete and accurate disclosure in those Tax Returns and in all materials accompanying those Tax Returns, except in respect of a particular Tax Return to the extent that it may have been modified in a subsequent Tax Return. The Corporation has paid all Taxes due and payable, including all Taxes shown on those Tax Returns as being due and payable and all Taxes payable under any assessment or reassessment. The Financial Statements fully reflect accrued liabilities for all Taxes which are not yet due and payable and for which Tax Returns are not yet required to be filed as of the date of such financial statements. To the knowledge of the Corporation, no examination of any Tax Return of the Corporation by a Governmental Entity is currently in progress. There is no legal proceeding, assessment, re-assessment or request for information outstanding or, to the knowledge of the Corporation, threatened against the Corporation with respect to Taxes or any matters under discussion with any Governmental Entity relating to Taxes. There are no agreements, waivers or other arrangements providing for an extension of time with respect to any assessment or reassessment of Tax, the filing of any Tax Return or the payment of any Tax by the Corporation. The Corporation has withheld from each payment made by it the amount of all Taxes and other deductions required under any applicable Laws to be withheld therefrom and has remitted all those amounts withheld and paid all instalments of Taxes due and payable before the date hereof to the relevant Governmental Entity within the time prescribed under any applicable Laws. The Corporation has complied with all registration, reporting, collection and remittance requirements in respect of all applicable Laws in respect of sales tax.

(xx)	Residency. The Corporation is not a non-resident of Canada for purposes of the Tax Act.

(yy)

Compliance with Employment Laws. The Corporation is in material compliance with all Laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages. There is not any, or any reasonably foreseeable, labour disruption or conflict involving the Corporation.

(zz)

Employee Plans. The Prospectus discloses, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay contributed to, or required to be contributed to, by the Corporation for the benefit of any current or former director, officer, employee or consultant of the Corporation (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(aaa)

No Voting Agreements. To the knowledge of the Corporation, there is no voting trust or other agreement in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Corporation.

(bbb)

Non-Arm’s Length Transactions. The Corporation does not have any loan or other indebtedness outstanding which has been made to any of its shareholders, directors, officers or employees, past or present, or any Person not dealing at “arm’s length” (as such term is defined in the Tax Act) with the Corporation. Except as disclosed in the Offering Documents, the Corporation has not engaged in any transaction with any non- arm’s length Person.

(ccc)

Insiders. To the knowledge of the Corporation, none of the directors, officers, insiders or employees of the Corporation, or any associate or affiliate of any of the foregoing, has, or has had within the last three years, any material interest, direct or indirect, in any transaction, or in any proposed transaction, that has materially affected or will materially affect the Corporation except as disclosed in the Offering Documents.

34.

(ddd)	Working Capital. Taking into account the net proceeds of the Offering, the Corporation and its Material Subsidiaries have sufficient working capital for at least 18 months from the Closing Date.

(eee)

Full Disclosure. The Corporation has made available to the Underwriters all material information, including financial, operational and other information, in respect of the Corporation and the business thereof, and all such information as made available to the Underwriters was true and correct as of the date of such information in all material respects and no material fact or material facts have been omitted therefrom which would make such information misleading.

(fff)

Due Diligence. The information supplied by the Corporation to the Underwriters and their respective counsel in connection with the due diligence conducted by them was, when provided or as subsequently updated in writing to the Underwriters, true and accurate in all material respects and not misleading and all expressions of opinion and expectation therein contained are honestly and fairly based and such replies have been prepared or approved by persons having appropriate knowledge and responsibility to enable them properly to provide such replies and all such replies have been given in good faith.

(ggg)

No Significant Acquisitions. Except as disclosed in the Offering Documents, the Corporation has not completed any “significant acquisition” nor is it proposing any “probable acquisitions” (as such terms are used in NI 44-101) that would require the inclusion of any additional financial statements or pro forma financial statements in the Final Prospectus pursuant to the Securities Laws.

Each of the parties to this Underwriting Agreement acknowledges that the representations and warranties given by the Corporation under this Underwriting Agreement are given to each of the Underwriters for itself and as trustee for the benefit of the subscribers for Offered Debentures to whom such Offered Debentures are respectively placed by the relevant Agent, on the basis that such Agent shall enjoy absolute discretion as to making any claim for breach of such warranty or representation.

Section 8	Additional Covenants of the Corporation

(1)	In addition to any other covenant of the Corporation set forth in this Underwriting Agreement, the Corporation covenants with the Underwriters that:

(a)

Stock Exchange Listing. The Corporation will file or cause to be filed with the TSX all necessary documents and will take commercially reasonable steps to ensure that the Purchased Debentures, the Additional Debentures and any Common Shares that may be issued on conversion, redemption or at maturity of the Offered Debentures or in connection with interest payments on the Offered Debentures, have been approved (or conditionally approved) for listing and for trading on the TSX, prior to the filing of the Final Prospectus with the Securities Commissions, subject only to satisfaction by the Corporation of the Standard Listing Conditions, and the Corporation shall thereafter fulfil the Standard Listing Conditions within the time period prescribed by the TSX;

35.

(b)

Other Filings. The Corporation will make all necessary filings, use commercially reasonable efforts to obtain all necessary regulatory consents and approvals (if any) and the Corporation will pay all filing fees required to be paid in connection with the transactions contemplated in this Underwriting Agreement;

(c)

Press Releases. Subject to compliance with applicable law, any press release of the Corporation during the period of distribution of the Offered Debentures will be provided in advance to Underwriters, and the Corporation will use its reasonable best efforts to agree to the form and content thereof with the Underwriters, prior to the release thereof, and any press release shall include the following legend: “Not for distribution to United States newswire services or for dissemination in the United States”;

(d)

Use of Proceeds. The Corporation confirms its intention to use the net proceeds from the purchase and sale of the Offered Debentures in accordance with the descriptions set forth under the heading “Use of Proceeds” in the Preliminary Prospectus; and

(e)

Standstill Period. During the period commencing on the date hereof and ending on the day which is 90 days following the Closing Date, the Corporation shall not, directly or indirectly, without the prior written consent of the Lead Underwriters, on behalf of the Underwriters, such consent not to be unreasonably withheld, sell or issue, or negotiate or enter into any agreement to sell or issue, any securities of the Corporation, except pursuant to: (i) the exercise of currently outstanding rights or agreements, including options, warrants and other convertible securities and any rights which have been granted or issued, which are subject to any necessary regulatory approval; (ii) the exercise of currently outstanding options granted to officers, directors, employees or consultants of the Corporation or any subsidiary thereof pursuant to the Corporation’s stock option plan (the “Option Plan”); (iii) the grant of options issued pursuant to and in accordance with the Option Plan, provided that the number of Common Shares issuable pursuant to stock option grants does not exceeds 10% of the basic shares outstanding of the Corporation immediately following the completion of the Offering; and (iv) an arm’s length property acquisition or acquisition of a mining company.

Section 9	Covenants of the Underwriters

(1)	The Underwriters hereby covenant and agree with the Corporation as follows:

(a)

During the period of distribution of the Offered Debentures by or through the Underwriters or a Selling Firm, the Underwriters will offer and sell, and the Underwriters will require any Selling Firm to agree to offer and sell, the Offered Debentures to the public only in the Qualifying Jurisdictions or where they may lawfully be offered for sale or sold and as described in the Offering Documents. For the purposes of this Section 9(1)(a), the Underwriters shall be entitled to assume that the Offered Debentures are qualified for distribution in any Qualifying Jurisdiction where a receipt for the Final Prospectus has been issued.

36.

(b)

The Underwriters will comply with, and will require any Selling Firm to agree to comply with, and will cause their respective U.S. Affiliates to comply with, the Underwriting Agreement and U.S. Securities Laws in connection with the offer to sell and the distribution of the Offered Debentures.

(c)

The Underwriters will not, will cause their U.S. Affiliates not to and will require any Selling Firm to agree not to, directly or indirectly, solicit offers to purchase or sell the Offered Debentures or deliver any Offering Document to Purchasers so as to require registration of the Offered Debentures or filing of a prospectus or registration statement with respect to those Offered Debentures under the laws of any jurisdiction other than the Qualifying Jurisdictions, including the United States. The Underwriters agree on their own behalf and on behalf of their respective U.S. Affiliates and will require any Selling Firm to agree, that any offer or sales of Offered Debentures in the United States will be made in accordance with the terms and conditions set out in Schedule “A” to this Underwriting Agreement. The terms and conditions and the representations, warranties and covenants of the parties contained in Schedule “A” form part of this Underwriting Agreement.

(d)

The Underwriters, and any Selling Firm appointed hereunder, will use their reasonable best efforts to complete the distribution of the Offered Debentures as promptly as possible after the Time of Closing. The Underwriters will notify the Corporation as soon as possible when, in the Underwriters’ opinion, the Underwriters and the Selling Firms have ceased the distribution of the Offered Debentures and, within 30 days after completion of the distribution, will provide the Corporation, in writing, with a breakdown of the number of Offered Debentures distributed in each of the Qualifying Jurisdictions where that breakdown is required by a Securities Commission for the purpose of calculating fees payable to, or making filings with, that Securities Commission.

(e)

Upon the Corporation obtaining the necessary receipts therefor in each Qualifying Jurisdiction, the Underwriters shall deliver one copy of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material to each of the Purchasers within one Business Day of receipt thereof.

(2)	No Underwriter shall be liable to the Corporation under this Section 9 with respect to a default by any of the other Underwriters.

Section 10	Closing

(1)

Location of Closing. The Closing will be completed at the offices of Borden Ladner Gervais LLP in Toronto, Ontario at the Time of Closing on the Closing Date or at such other place as the Underwriters and the Corporation may agree.

(2)

Certificates. At the Time of Closing, subject to the terms and conditions contained in this Underwriting Agreement, the Corporation shall issue the Offered Debentures by way of non- certificated issue as directed by the Lead Underwriters (other than any Offered Debentures sold in the United States), or alternatively, deliver to the Lead Underwriters, on behalf of the Underwriters, certificates representing the Purchased Debentures registered in the name of “CDS & Co.” or in such other name as the Underwriters may direct, against payment of the aggregate purchase price for the Purchased Debentures by certified cheque, bank draft or wire transfer dated the Closing Date and payable to the Corporation or as it may direct. The Corporation will, at the Time of Closing and upon such payment of the aggregate purchase price to the Corporation, make payment in full of the Underwriting Fee which will be made by the Corporation directing the Underwriters to withhold the Underwriting Fee and the reasonable expenses of the Underwriters payable pursuant to Section 17 from the payment of the aggregate purchase price of the Offered Debentures issued and sold on the Closing Date.

37.

Section 11	Over-Allotment Option

(1)

The Corporation has granted to the Underwriters, for the purpose of covering over-allotments, if any, or for market stabilization purposes, the Over-Allotment Option to purchase up to 3,300 Additional Debentures with a face value of $1,000 per Additional Debenture. The Over- Allotment Option is exercisable in whole or in part at any time or times on or before 5:00 p.m. (Toronto time) on the date that is 30 days following the Closing Date. The Lead Underwriters, on behalf of the Underwriters, may exercise the Over-Allotment Option from time to time, in whole or in part, during the currency thereof by delivering written notice to the Corporation (the “Over-Allotment Notice”) specifying the number of Additional Debentures which the Underwriters wish to purchase. If the Underwriters exercise the Over-Allotment Option, the Underwriters shall, on the Over- Allotment Closing Date, pay to the Corporation the aggregate purchase price for the Additional Debentures so purchased by wire transfer, certified cheque or bank draft dated the Over-Allotment Closing Date against delivery evidence of deposit of the Additional Debentures via a non-certificated issue or one or more certificates in definitive form representing the Additional Debentures or, registered in the name of “CDS & Co.” or in such other name as the Lead Underwriters, on behalf of the Underwriters, may direct. The applicable terms, conditions and provisions of this Underwriting Agreement (including the provisions of Section 6 relating to closing deliveries unless otherwise agreed to by the Underwriters and the Corporation) shall apply mutatis mutandis to the issuance of any Additional Debentures pursuant to any exercise of the Over- Allotment Option, except as otherwise agreed by the Corporation and the Underwriters.

(2)

In the event that the Corporation shall subdivide, consolidate, reclassify or otherwise change its Common Shares during the period in which the Over-Allotment Option is exercisable, appropriate adjustments will be made to the offering price and to the number of Additional Debentures issuable on exercise thereof such that the Underwriters are entitled to arrange for the sale of the same number and type of securities that the Underwriters would have otherwise arranged for had they exercised such Over-Allotment Option immediately prior to such subdivision, consolidation, reclassification or change.

Section 12	Compensation of the Underwriters

(1)

Underwriting Fee on Purchased Debentures. The Corporation shall pay to the Underwriters at the Time of Closing on the Closing Date the Underwriting Fee (equal to 6.0% of the aggregate gross cash proceeds received from the sale of the Purchased Debentures) in consideration of the services to be rendered by the Underwriters in connection with the Offering.

(2)

Underwriting Fee on Additional Debentures. The Corporation shall pay to the Underwriters at the Time of Closing on the Over-Allotment Closing Date, if applicable, the Underwriting Fee (equal to 6.0% of the aggregate gross cash proceeds received from the sale of any Additional Debentures).

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Section 13	Termination Rights

(1)

All terms and conditions set out in this Underwriting Agreement shall be construed as conditions and any breach or failure by the Corporation to comply with any such conditions in favour of the Underwriters shall entitle the Underwriters to terminate their obligation to purchase the Purchased Debentures by written notice to that effect given to the Corporation prior to the Time of Closing. The Corporation shall use commercially reasonable efforts to cause all conditions in this Underwriting Agreement to be satisfied. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non- compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

(2)

In addition to any other remedies which may be available to the Underwriters in respect of any default, act or failure to act, or non-compliance with the terms of this Underwriting Agreement by the Corporation, the Underwriters (or any of them) shall be entitled, at their option, to terminate and cancel, without any liability on the part of the Underwriters, their obligations under this Underwriting Agreement to purchase the Purchased Debentures by giving written notice to the Corporation at any time after the date hereof and prior to the Time of Closing:

(a)

there should be discovered any material fact which existed as of the date hereof but which has not been publicly disclosed which, in the sole opinion of the Underwriters, has or would be expected to have a significant adverse effect on the market price or value of the securities of the Corporation;

(b)

there is, in the sole opinion of the Underwriters, a material change or a change in any material fact or new material fact shall arise which would be expected to have a significant adverse effect on the business, affairs, or profitability of the Corporation or on the market price or the value of the securities of the Corporation;

(c)

there should develop, occur or come into effect any event of any nature, including terrorism, accident, or new or change in governmental law or regulation or other condition or financial occurrence of national or international consequence, which, in the sole opinion of the Underwriters, acting reasonably, has or would be expected to have a significant adverse effect on the financial markets generally or the business, affairs, operations or profitability of the Corporation or its subsidiaries or the market price or value of the securities of the Corporation;

(d)

any inquiry, action, suit, proceeding or investigation (whether formal or informal) (including matters of regulatory transgression or unlawful conduct), is commenced, announced or threatened in relation to the Corporation or any one of the officers or directors of the Corporation or any of its principal shareholders which, in the sole opinion of the Underwriters, acting reasonably, has or would be expected to have a significant adverse effect on the market price or value of the securities of the Corporation;

39.

	(e)	any order to cease trading in securities of the Corporation is made or threatened by a securities regulatory authority (including the Securities Commissions); or

(f)

the Corporation is in breach of any material term, condition or covenant of this Underwriting Agreement or any representation or warranty given by the Corporation in this Underwriting Agreement becomes or is false in any material respect.

(3)

If the obligations of the Underwriters under this Underwriting Agreement are terminated pursuant to the termination rights in this Section 13, the liability of the Corporation to the Underwriters shall be limited to the obligations under Section 15, Section 16 and Section 17.

(4)

The right of the Underwriters (or any of them) to terminate their obligations under this Underwriting Agreement is in addition to any other remedies they may have in respect of any rights contemplated by the Underwriting Agreement. A notice of termination given by one Underwriter under this Section 13 shall not be binding upon the other Underwriters.

Section 14	Survival of Representations and Warranties

     All representations, warranties, covenants and agreements herein contained or contained in any documents delivered pursuant to this Underwriting Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive the purchase and sale of the Offered Debentures and the termination of this Underwriting Agreement and shall continue in full force and effect for the benefit of the Underwriters and/or the Corporation, as the case may be, in accordance with applicable law, regardless of the Closing of the Offering, any subsequent disposition of the Purchased Debentures or any Additional Debentures issued on exercise of the Over-Allotment Option and any investigation by or on behalf of the Underwriters with respect thereto.

Section 15	Indemnity

(1)

The Corporation covenants and agrees to protect, indemnify, and save harmless, each of the Underwriters and their respective affiliates, and each and every one of the directors, officers, employees, partners and agents of the Underwriters (individually, an “Indemnified Party” and collectively, the “Indemnified Parties”) harmless from and against any and all expenses, losses (excluding loss of profits), claims, actions, damages or liabilities, joint or several (including the aggregate amount paid in settlement of any actions, suits, proceedings or claims and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Indemnified Parties) to which any Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Corporation by the Indemnified Parties (or any of them), whether directly or indirectly, including by reason of:

(a)

any statement (except for statements relating solely to the Underwriters and furnished by them specifically for use in the Offering Documents) contained in the Offering Documents (including, for greater certainty, in any documents incorporated by reference therein), which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or any misstatement of a material fact;

40.

(b)

the omission or alleged omission to state in the Offering Documents (including, for greater certainty, in any documents incorporated by reference therein), or any certificate of the Corporation delivered hereunder or pursuant hereto, any material fact (other than a material fact relating solely to the Underwriters) required to be stated therein or necessary to make any statement therein not misleading;

(c)

any order made, or inquiry, investigation or proceeding commenced by any securities regulatory authority or other competent authority based upon any misrepresentation, untrue statement or omission or alleged untrue statement or omission in the Offering Documents (including, for greater certainty, in any documents incorporated by reference therein and except for information and statements relating solely to the Underwriters and furnished by them specifically for use in the Offering Documents) that prevents or restricts the trading in any of the Corporation’s securities or the distribution or distribution to the public, as the case may be, of any of the Offered Debentures in any of the Qualifying Jurisdictions;

(d)

the Corporation not complying with any requirement of applicable Securities Laws or stock exchange requirements in connection with the transactions contemplated herein, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection; or

	(e)	any breach of a representation or warranty of the Corporation contained in this Underwriting Agreement or the failure of the Corporation to comply with any of its obligations hereunder.

(2)

Notwithstanding Section 15(1), the indemnification in Section 15(1) does not and shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non- appealable shall determine that such expenses, losses, claims, damages, liabilities or actions were caused or incurred by the negligence, fraud, wilful misconduct or recklessness of the Underwriters.

(3)

If any matter or thing contemplated by this Section 15 shall be asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party will notify the Corporation as soon as possible of the nature of such claim (provided that omission to so notify the Corporation will not relieve the Corporation of any liability that it may otherwise have to the Indemnified Party hereunder, except to the extent the Corporation is materially prejudiced by such omission) and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel reasonably acceptable to such Indemnified Party and that no settlement may be made by the Corporation or such Indemnified Party without the prior written consent of the other, such consent not to be unreasonably withheld.

(4)

In any such claim, such Indemnified Party shall have the right to retain other legal counsel to act on such Indemnified Party’s behalf, provided that the fees and disbursements of such other legal counsel shall be paid by such Indemnified Party, unless: (a) the Corporation and such Indemnified Party mutually agree to retain other legal counsel; or (b) the representation of the Corporation and such Indemnified Party by the same legal counsel would, in the opinion of such counsel, be inappropriate due to actual or potential differing interests, in which event such fees and disbursements shall be paid by the Corporation to the extent that they have been reasonably incurred, provided that in no circumstances will the Corporation be required to pay the fees and expenses of more than one set of legal counsel for all Indemnified Parties.

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(5)

To the extent that any Indemnified Party is not a party to this Underwriting Agreement, the Underwriters shall obtain and hold the right and benefit of this Section 15 in trust for and on behalf of such Indemnified Party.

(6)

The Corporation hereby consents to personal jurisdiction in any court in which any claim that is subject to indemnification hereunder is brought against the Underwriters or any Indemnified Party and to the assignment of the benefit of this Section 15 to any Indemnified Party for the purpose of enforcement provided that nothing herein shall limit the Corporation’s right or ability to contest the appropriate jurisdiction or forum for the determination of any such claims.

(7)

The rights of the Corporation contained in this Section 15 shall not enure to the benefit of any Indemnified Party if the Underwriters were provided with a copy of any amendment or supplement to the Offering Documents which corrects any untrue statement or omission or alleged omission that is the basis of a claim by a party against such Indemnified Party and that is required, under the applicable Securities Laws, to be delivered to such party by the Underwriters.

(8)

The rights of the Corporation contained in this Section 15 shall not enure to the benefit of any Indemnified Party to the extent that any such loss, claim, damage, or liability arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in any Offering Document in reliance upon and in conformity with written information concerning the Underwriters furnished to the Corporation by the Underwriters in writing specifically for use therein under the heading “Plan of Distribution” contained in the Offering Documents.

(9)	The Corporation shall not be liable under this Section 15 for any settlement of any claim or action effected without its prior written consent.

Section 16	Contribution

     In the event that the indemnity provided for in Section 15 is declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or for any other reason, the Underwriters and the Corporation shall contribute to the aggregate of all expenses, losses, claims, damages, liabilities or actions of the nature provided for above such that each Underwriter shall be responsible for that portion represented by the percentage that the portion of the Underwriting Fee payable by the Corporation to such Underwriter bears to the gross proceeds realized by the Corporation from the distribution of the Offered Debentures, whether or not the Underwriters have been sued together or separately, and the Corporation shall be responsible for the balance, provided that, in no event, shall an Underwriter be responsible for any amount in excess of the portion of the Underwriting Fee actually received by such Underwriter. In the event that the Corporation may be held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Corporation shall be limited to contribution in an amount not exceeding the lesser of: (a) the portion of the full amount of expenses, losses, claims, damages, expenses, liabilities or actions giving rise to such contribution for which such Underwriter is responsible; and (b) the amount of the Underwriting Fee actually received by any Underwriter. Notwithstanding the foregoing, a person guilty of negligence, fraud, wilful misconduct or recklessness shall not be entitled to contribution from any other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this Section 16, notify such party or parties from whom contribution may be sought, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any obligation it may have otherwise under this Section 16, except to the extent that the party from whom contribution may be sought is materially prejudiced by such omission. The right to contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise by law.

42.

Section 17	Expenses

     The Corporation will be responsible for all costs and expenses related to the Offering, whether or not it is completed, including all fees and disbursements of its legal counsel, accountants and auditors, the Debenture Trustee, the expenses related to road shows and marketing activities, printing costs, filing fees, taxes thereon and all reasonable out-of-pocket expenses of the Underwriters (including their travel expenses in connection with due diligence and marketing meetings and the reasonable fees and disbursements and taxes thereon of their legal counsel). Costs and expenses of the Underwriters, assuming Closing of the Offering, shall be payable by the Corporation to the Lead Underwriters, on behalf of the Underwriters, at the Time of Closing.

Section 18	Liability of the Underwriters

(1)

The obligation of the Underwriters to purchase the Purchased Debentures (or the Additional Debentures, if the Over-Allotment Option is exercised) in connection with the Offering at the Time of Closing on the Closing Date (or the Over-Allotment Closing Date in the case of the exercise of the Over- Allotment Option) shall be several, and not joint, nor joint and several, and shall be as to the following percentages to be purchased at any such time:

Dundee Securities Ltd.	35.0%
Scotia Capital Inc.	35.0%
National Bank Financial Inc.	20.0%
Haywood Securities Inc.	7.5%
Versant Partners Inc.	2.5%
100.0%

(2)

If an Underwriter (a “Refusing Underwriter”) shall not complete the purchase and sale of the Offered Debentures which such Underwriter has agreed to purchase hereunder for any reason whatsoever, the other Underwriters (the “Continuing Underwriters”) shall be entitled, at their option, to purchase all but not less than all of the Offered Debentures which would otherwise have been purchased by such Refusing Underwriter pro rata according to the number of Offered Debentures to have been acquired by the Continuing Underwriters hereunder or in such proportion as the Continuing Underwriters shall agree in writing. If the Continuing Underwriters do not elect to purchase the balance of the Offered Debentures pursuant to the foregoing: (a) the Continuing Underwriters shall not be obliged to purchase any of the Offered Debentures that any Refusing Underwriter is obligated to purchase; and (b) the Corporation shall not be obliged to sell less than all of the Offered Debentures, and the Corporation shall be entitled to terminate its obligations under this Underwriting Agreement arising from its acceptance of this offer, in which event there shall be no further liability on the part of the Corporation or the Continuing Underwriters, except pursuant to the provisions of Section 15, Section 16 and Section 17. Nothing in this Underwriting Agreement shall obligate a U.S. Affiliate to purchase the Offered Debentures. Any Underwriter or U.S. broker-dealer or Selling Firm that makes offers and sales of the Offered Debentures to Qualified Institutional Buyers will do so only in accordance with Schedule “A” hereto.

43.

Section 19	Action by Underwriters

     All steps which must or may be taken by the Underwriters in connection with this Underwriting Agreement, with the exception of the matters relating to termination contemplated by Section 13 or as otherwise specified herein, may be taken by the Lead Underwriters, on behalf of the Underwriters, and the execution of this Underwriting Agreement by the Corporation shall constitute the Corporation’s authority for accepting notification of any such steps from, and for delivering the definitive documents constituting the Offered Debentures to, or to the order of, the Lead Underwriters.

Section 20	Governing Law

     This Underwriting Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the parties irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

Section 21	Notices

     All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by facsimile to such other party as follows:

(a)	to the Corporation at:

Energy Fuels Inc.
2 Toronto Street
Suite 500
Toronto, Ontario M5C 2B6

	Attention:	Stephen P. Antony
	Fax No.:	(303) 974-2141

with a copy to (which shall not constitute notice):

Borden Ladner Gervais LLP
Scotia Plaza
40 King Street West, 44th Floor
Toronto, Ontario M5H 3Y4

44.

	Attention:	Mark Wheeler
	Fax No.:	(416) 361-7376

(b)	to the Underwriters at:

Dundee Securities Ltd.
1 Adelaide Street East, Suite 2700
Toronto, Ontario M5C 2V9

	Attention:	Graham Moylan
	Fax No.:	(416) 350-3312

Scotia Capital Inc.
40 King Street West, 66th Floor
Toronto, Ontario M5W 2X6

	Attention:	Don Njegovan
	Fax No.:	(416) 863-7117

National Bank Financial Inc.
130 King Street West, Suite 3200
Toronto, Ontario M5X 1J9

	Attention:	Noam Silberstein
	Fax No.:	(416) 869-7491

Haywood Securities Inc.
700 – 200 Burrard Street
Vancouver, British Columbia V6C 3L6

	Attention:	Kevin Campbell
	Facsimile No.:	(604) 697-7495

Versant Partners Inc.
20 Queen Street West, Suite 3110
Toronto, Ontario M5H 3R3

	Attention:	Paul Rajchgod
	Facsimile No.:	(416) 849-5010

with a copy to (which copy shall not constitute notice):

Fraser Milner Casgrain LLP
77 King Street West, Suite 400
Toronto-Dominion Centre
Toronto, Ontario M5K 0A1

45.

Attention:	Abbas Ali Khan
Fax No.:	416-863-4592

or at such other address or facsimile number as may be given by either of them to the other in writing from time to time and such notices or other communications shall be deemed to have been received when personally delivered or, if delivered by facsimile, on the date of receipt (with receipt confirmed) provided notice or communication is received prior to 5:00 p.m. (recipient’s time) on a Business Day or, in any other case, on the next Business Day after such notice or other communication has been delivered by facsimile.

Section 22	Counterpart Signature

     This Underwriting Agreement may be executed in one or more counterparts (including counterparts by facsimile or other electronic means), which together shall constitute an original copy hereof as of the date first noted above.

Section 23	Time of the Essence

     Time shall be of the essence in this Underwriting Agreement.

Section 24	Severability

     If any provision of this Underwriting Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Underwriting Agreement and shall be severable from this Underwriting Agreement.

Section 25	Entire Agreement

     This Underwriting Agreement constitutes the entire agreement between the Underwriters and the Corporation relating to the subject matter hereof and supersedes all prior agreements between the Underwriters and the Corporation relating to the Offering, including the provisions of the engagement letter dated as of June 26, 2012 between the Corporation and Dundee.

Section 26	Obligations of the Underwriters

     In performing their respective obligations under this Underwriting Agreement, the Underwriters shall be acting severally and not jointly and severally. Nothing in this Underwriting Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.

Section 27	Market Stabilization

     In connection with the distribution of the Offered Debentures, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by applicable Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Section 28	Effective Date

46.

     This Underwriting Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

[Remainder of Page Left Blank Intentionally]

47.

     If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Underwriting Agreement where indicated below and delivering the same to the Underwriters.

     Yours very truly,

DUNDEE SECURITIES LTD.		SCOTIA CAPITAL INC.

Per:	“David G. Anderson”	Per:	”Don Njegovan”
	Vice Chairman		Managing Director

NATIONAL BANK FINANCIAL INC.

Per:	“Noam Silberstein”
Director

HAYWOOD SECURITIES INC.

Per:	“Kevin Campbell”
Managing Director

VERSANT PARTNERS INC.

Per:	“Paul Rajchgod”
Managing Director

48.

The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.

ACCEPTED as of this 3rd day of July, 2012.

ENERGY FUELS INC.

Per:	“Jeffrey Vigil”
Chief Financial Officer

SCHEDULE “A”
UNITED STATES OFFERS AND SALES

As used in this Schedule “A”, the following terms shall have the meanings indicated:

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S.

“Foreign Issuer” means a foreign issuer as that term is defined in Rule 902(e) of Regulation S;

“Offshore Transaction” means Offshore Transactions as that term is defined in Rule 902(h) of Regulation S;

“Qualified Institutional Buyer” means a qualified institutional buyer as that term is defined in Rule 144A(a)(1) of Rule 144A;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act; “Securities” means the Purchased Debentures and any Additional Debentures;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S; and

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

     All other capitalized terms used but not otherwise defined in this Schedule “A” shall have the meanings assigned to them in the Underwriting Agreement to which this Schedule “A” is attached.

A.	Representations, Warranties and Covenants of the Corporation

     The Corporation represents and warrants to and covenants with each of the Underwriters that:

     1. It is, and on the Closing Date and any Over-Allotment Closing Date will be, a Foreign Issuer and there is no Substantial U.S. Market Interest with respect to any of the Securities.

     2. None of the Corporation, any of its affiliates, or any person acting on their behalf has made or will make any Directed Selling Efforts in the United States, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of the Securities in the United States;

     3. The Corporation is not now, and will not as a result of the sale of the Securities contemplated hereby be required to be registered as, and will not be, an open-ended investment corporation, closed-end investment corporation, unit investment trust or face-amount certificate corporation that is or is required to be registered under the United States Investment Company Act of 1940, as amended and the rules and regulations of the SEC promulgated thereunder;

     4. None of the Corporation, any of its affiliates, or any person acting on their behalf has taken or will take any action that would cause the registration exemptions in Rule 903 of Regulation S or Rule 144A to be unavailable for the offer and sale of Securities pursuant to this Underwriting Agreement, including this Schedule “A”;

A-2

     5. The Corporation will offer and sell the Securities in the United States only to Qualified Institutional Buyers in accordance with the Underwriting Agreement, including this Schedule “A”;

     6. The Securities are not, and as of the Closing Date will not be, and no securities of the same class as the Securities are or will be: (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act or have an application for listing on such exchange pending, or (ii) quoted in an “automated inter-dealer quotation system”, as such term is used in the U.S. Exchange Act; and

     7. For so long as any of the Securities are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Corporation is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Corporation will provide to any holder of such Securities, or to any prospective purchaser of such Securities designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4).

     8. The Corporation: (i) will make available to U.S. purchasers of Debentures, upon their written request, information as to its status as a “passive foreign investment company” (a “PFIC”) as defined under Section 1297 of the U.S. Internal Revenue Code (the “Code”) and the status of any subsidiary in which the Corporation owns more than 50% of such subsidiary’s total aggregate voting power, and (b) for each year in which the Corporation is a PFIC provide to a U.S. purchaser, upon written request, all information and documentation (including, without limitation, a PFIC Annual Information Statement) that a U.S. purchaser making a “qualified electing fund” election under Section 1295 of the Code (a “QEF Election”) with respect to the Corporation and any such more than 50% owned subsidiary which constitutes a PFIC is required to obtain for U.S. federal income tax purposes. The Corporation may elect to provide such information on its website (www.energyfuels.com).

     The Corporation further acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or any United States state securities laws and can be offered and sold in the United States only to Qualified Institutional Buyers in compliance with Rule 144A under the U.S. Securities Act.

B.	Representations, Warranties and Covenants of the Underwriters

     Each Underwriter represents and warrants to and covenants with the Corporation that:

     1. (a) It acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or any United States state securities laws and may not be offered or sold in the United States, except pursuant to an exclusion or exemption from the registration requirements of the U.S. Securities Act or any United States state securities laws. It has offered and sold and will offer and sell the Securities only (i) outside the United States in an Offshore Transaction in accordance with Rule 903 of Regulation S, or (ii) in the United States as provided in this Schedule “A”. Accordingly, neither the Underwriter, nor its U.S. Affiliate, nor any persons acting on its or their behalf: (i) have engaged or will engage in any Directed Selling Efforts; or (ii) except as permitted by this Schedule “A”, have made or will make any offers to sell Securities in the United States or (iii) any sale of Securities unless at the time the purchaser made its buy order therefor, the Underwriter, its U.S. Affiliate or other person acting on any of their behalf reasonably believed that such purchaser was outside the United States;

A-3

          (b) It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities, except with its U.S. Affiliate, any Selling Firm or with the prior written consent of the Corporation; and

          (c) It shall require its U.S. Affiliate and each Selling Firm to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that its U.S. Affiliate and each Selling Firm complies with, the provisions of this Schedule “A” as if such provisions applied to such U.S. Affiliate and such Selling Firm.

     2. All offers and sales of the Securities in the United States will be effected by its U.S. Affiliate in accordance with all applicable U.S. federal and state broker-dealer requirements. Such U.S. Affiliate is, and will be on the date of each offer and sale of Securities in the United States, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc.

     3. Prior to any sale of Securities in the United States it shall cause each purchaser in the United States to execute a letter in the form attached as Exhibit A to the final U.S. Placement Memorandum.

     4. Offers and sales of Securities in the United States shall not be made by any form of general solicitation or general advertising (as those terms are used in Regulation D);

     5. Offers to sell and solicitations of offers to buy the Securities shall be made in accordance with Rule 144A only to persons reasonably believed to be Qualified Institutional Buyers;

     6. All purchasers of the Securities in the United States shall be informed that the Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder;

     7. Each offeree in the United States shall be provided with the U.S. Placement Memorandum including the Preliminary Prospectus and/or the Final Prospectus, and each purchaser will have received at or prior to the time of purchase of any Securities the final U.S. Placement Memorandum including the Final Prospectus;

     8. At closing, the Lead Underwriters, together with each U.S. Affiliate selling Securities in the United States, will provide a certificate, substantially in the form of Exhibit A to this Schedule “A” relating to the manner of the offer and sale of the Securities in the United States; and

     9. At least one Business Day prior to the Closing Date, the Lead Underwriters shall provide the Corporation with a list of all purchasers of Securities in the United States.

EXHIBIT A

UNDERWRITERS’ CERTIFICATE

     In connection with the private placement in the United States of Purchased Debentures or any Additional Debentures (the “Securities”) of Energy Fuels Inc. (the “Company”), pursuant to the underwriting agreement dated as of July 3, 2012 among the Corporation and the Underwriters named therein (the “Underwriting Agreement”), the undersigned Underwriter and its United States broker-dealer affiliate (the “U.S. Affiliate”) do hereby certify that:

(a)

the U.S. Affiliate was on the date of each offer or sale of Securities we made in the United States, and is on the date hereof, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state's broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc.;

(b)	all offers and sales of the Securities made by us in the United States were made by the U.S. Affiliate in compliance with all applicable U.S. federal and state broker-dealer requirements;

(c)	each offeree in the United States was provided with a copy of the U.S. Placement Memorandum including the Preliminary Prospectus and/or Final Prospectus, as applicable;

(d)	no form of general solicitation or general advertising (as those terms are used in Rule 502(c) of Regulation D) was used by us in the United States;

(e)

immediately prior to our transmitting the U.S. Placement Memorandum to any person in the United States, we had reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer, and, on the date hereof, we continue to believe that each purchaser of Securities in the United States is a Qualified Institutional Buyer;

(f)

prior to the sale of Securities by the Corporation to persons in the United States we caused each such purchaser thereof to execute a letter in the form of Exhibit A attached to the final U.S. Placement Memorandum; and

(g)	the offering of the Securities in the United States has been conducted by us in accordance with the Underwriting Agreement, including Schedule “A” thereto.

     Terms used in this certificate have the meanings given to them in the Underwriting Agreement, including Schedule “A” thereto, unless otherwise defined herein.

     Dated this day                of July, 2012.

<*Underwriter>

By:
Name:
Title:

<*U.S. Affiliate>

By:
Name:
Title:

SCHEDULE “B”
DIRECTORS AND OFFICERS SUBJECT TO FUTURE SALE RESTRICTIONS

Directors

J. Birks Bovaird
Paul A. Carroll
W. Robert Dengler
Larry Goldberg
Mark E. Goodman
Bruce D. Hansen
Ron F. Hochstein
Sheldon Inwentash
Richard Patricio

Officers

Stephen P. Antony, President and Chief Executive Officer
Gary R. Steele, Vice President Corporate Marketing and Secretary
Jeffrey L. Vigil, Chief Financial Officer